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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                EKCO GROUP, INC.

                           (Name of Subject Company)

                                EKCO GROUP, INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
      SERIES B ESOP CONVERTIBLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   282636109
                         (CUSIP NUMBER OF COMMON STOCK)

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                              DONATO A. DENOVELLIS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                EKCO GROUP, INC.
                         98 SPIT BROOK ROAD, SUITE 102
                          NASHUA, NEW HAMPSHIRE 03062
                                 (603) 888-1212
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                                WITH A COPY TO:

                            PETER S. LAWRENCE, ESQ.
                           MICHAEL L. FANTOZZI, ESQ.
              MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                              ONE FINANCIAL CENTER
                          BOSTON, MASSACHUSETTS 02111
                                 (617) 542-6000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Ekco Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 98 Spit Brook Road, Suite 102, Nashua, New Hampshire 03062. The titles of the classes of equity securities to which this statement relates are the Company's (i) common stock, par value $.01 per share, and the related series A preferred share purchase rights (collectively, the "EKCO Common Stock") issued pursuant to the Rights Agreement (the "Rights Agreement") dated March 27, 1987, as amended, between the Company and American Stock Transfer & Trust Company, and
(ii) series B ESOP convertible preferred stock, par value $.01 per share (the "ESOP Preferred Stock" and, together with the EKCO Common Stock, the "EKCO Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This statement relates to the tender offer by EG Two Acquisition Co., a Delaware corporation (the "Purchaser"), and a subsidiary of CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and Borden, Inc., a New Jersey corporation ("Borden"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 11, 1999 (as may be amended and supplemented from time to time, the "Schedule 14D-1"), to purchase all of the outstanding EKCO Shares at a price of $7.00 per EKCO Share, net to the seller in cash, without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated August 11, 1999 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer"). The Offer to Purchase and the related Letter of Transmittal are exhibits to the
Schedule 14D-1, that has been filed by the Purchaser with the Securities and Exchange Commission. The Parent and the Purchaser are affiliates of Borden.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 5, 1999, and amended on August 10, 1999 (collectively, the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of the EKCO Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") under the name "EKCO Group, Inc." as a wholly owned subsidiary of the Parent. A copy of the Merger Agreement and the amendment thereto are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of the Parent and the Purchaser are located at 180 East Broad Street, Columbus, Ohio 43215.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) the Parent or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH THE PARENT, PURCHASER OR THEIR AFFILIATES

THE MERGER AGREEMENT

    The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the

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Merger Agreement, which is incorporated herein by reference. Capitalized terms not otherwise defined below will have the meanings set forth in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the Purchaser's intention to commence the Offer. The Purchaser will, and the Parent will cause the Purchaser to, accept for payment and pay for, as promptly as practicable after expiration of the Offer, all EKCO Shares validly tendered and not withdrawn. The Per Share Amount payable in the Offer will be paid net to the seller in cash without interest thereon (subject to any applicable withholding of taxes), upon the terms and subject to the conditions of the Offer, including the Minimum Condition and the other conditions described below in "Conditions of the Offer."

    The Purchaser may increase the Per Share Amount, provided that, without the prior written consent of the Company, the Purchaser will not (i) decrease the Per Share Amount below $7.00, (ii) reduce the minimum number of the EKCO Shares to be purchased in the Offer, (iii) change the form of the consideration payable in the Offer (other than by adding consideration), (iv) add to, modify or supplement the Conditions of the Offer, (v) extend the expiration date of the Offer beyond September 8, 1999, except as expressly provided below or (vi) make any other change in the terms or Conditions of the Offer which is materially adverse to the holders of the EKCO Shares.

    The Offer will initially remain open until midnight, New York City time, on September 8, 1999. The Purchaser may extend the Offer for up to a maximum of 15 business days if less than 90% of the outstanding EKCO Shares have been tendered on any expiration date. During such 15 business days, all of the Conditions of the Offer other than the Minimum Condition and the conditions set forth below in paragraphs (a), (b) and (d) of the Conditions of the Offer will be waived.

    In addition, if the Purchaser does not consummate the Offer on September 8, 1999 due to the failure of one or more of the Conditions of the Offer to be satisfied, the Purchaser will be obligated to extend the Offer on one or more occasions until the earlier of (x) 11:59 p.m. New York time on October 4, 1999, or (y) two business days after such condition or conditions are satisfied or waived, provided that the unsatisfied condition or conditions are reasonably capable of being satisfied on or prior to October 4, 1999. If the Purchaser does not consummate the Offer on or prior to October 4, 1999 due to the failure of one or more of the Conditions of the Offer to be satisfied, and if such unsatisfied condition or conditions are reasonably capable of being satisfied, then the Purchaser may (or will, if requested by the Company), extend the Offer one or more times until the earlier of (x) 11:59 p.m. New York time on December 3, 1999, or (y) two business days after such condition or conditions are satisfied or waived. The Purchaser may also extend the Offer one or more times until February 1, 2000, if the Offer has not been consummated solely due to the waiting period or approvals under the Hart-Scott-Rodino Antitrust Improvements Act or any applicable foreign competition laws not having expired or terminated or been received.

    The Purchaser may at any time transfer or assign to the Parent or to one or more corporations directly or indirectly 80% owned by the Parent the right to purchase all or any portion of the EKCO Shares tendered pursuant to the Offer.

    CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser will not be obligated to accept for payment or pay for, any EKCO Shares tendered pursuant to the Offer if (i) the waiting period or approvals under the Hart-Scott-Rodino Antitrust Improvements Act or any applicable foreign competition laws have not expired or terminated or been received, (ii) EKCO Shares equal to less than a majority of the voting power (determined on a fully-diluted basis) of all the securities of the Company entitled to voted generally in a merger have been tendered (the "Minimum Condition"), or (iii) at any time prior to the acceptance for payment of EKCO Shares, any of the following conditions exist:

    (a) any statute, rule or regulation, or any decree, order or injunction, is promulgated, enacted, entered or enforced by any governmental entity that (i) makes the acquisition by the Purchaser of a material portion of the EKCO Shares illegal, or prohibits or materially limits the ownership or operation

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by the Company or any of the Ekco subsidiaries, or by the Parent or the
Purchaser or any of the Parent's subsidiaries of all or any material portion of the business or assets of the Company or any of the Ekco subsidiaries or the Parent or any of its material subsidiaries, or compells the Purchaser, the Parent or any of the Parent's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of the Ekco Subsidiaries or the Parent or any of its material subsidiaries, as a result of the transactions contemplated by the Offer or the Merger Agreement, or (ii) otherwise prohibits or restricts the making or consummation of the Offer or the Merger (each a "Governmental Restriction"); provided that in order to invoke this condition, the Parent and the Purchaser will have used their reasonable best efforts to prevent such Governmental Restriction or to lift, rescind, mitigate, reverse, cause to expire, terminate or ameliorate the effects thereof;

    (b) any action or proceeding is brought or any imminent action or proceeding is meaningfully threatened by any governmental entity that seeks an order having any effect set forth in clause (a) above;

    (c) the Board of Directors of the Company (the "Company Board") has withdrawn, modified or amended in a manner that is materially adverse to the Parent or the Purchaser (including by way of any amendment to this Schedule14D-9) its recommendation of the Offer, the Merger or the Merger Agreement;

    (d) the Company has breached or failed to perform in any material respect any of its material covenants or agreements (other than covenants or agreements relating in any way to the Debt Offer (as defined below)) under the Merger Agreement or the Company has willfully breached or willfully failed to perform in any material respect any of the covenants or agreements relating in any way to the Debt Offer;

    (e) any of the representations and warranties of the Company set forth in the Merger Agreement which are qualified as to material adverse effect are not true and correct when made and as of the expiration of the Offer, or any of the other representations and warranties of the Company set forth in the Merger Agreement is not true and correct when made and as of the expiration of the Offer, which failure would have a material adverse effect (except in each case in the case of representations and warranties of the Company which address matters only as of a particular date, which need only be true and correct as aforesaid as of such date);

    (f) the Merger Agreement has been terminated in accordance with its terms;

    (g) the Parent, the Purchaser and the Company have agreed in writing that the Purchaser will terminate the Offer or postpone the acceptance for payment of or the payment for EKCO Shares thereunder;

    (h) any of the following has occurred (i) any general suspension of, or limitation on prices for trading in securities on the New York Stock Exchange, American Stock Exchange, any national securities exchange or on the Nasdaq National Market System for a period in excess of 24 hours (excluding any suspension or limit resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) a material adverse change in the general financial, bank or capital markets, including, without limitation, a decline of a least 30% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from August 5, 1999; or

    (i) a distribution date or a stock acquisition date (as each such term is defined in the Rights Agreement) has occurred pursuant to the Rights Agreement;

which makes it inadvisable, as determined by the Purchaser in good faith, to proceed with the Offer or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of the Parent and the Purchaser and may be asserted by them regardless of the circumstances giving rise to any such condition or may be waived by them in whole or in part at any time and from time to time in their sole discretion. The failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right;

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the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

    COMPANY BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase by the Purchaser of the EKCO Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as will give the Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by a percentage that the aggregate number of EKCO Shares beneficially owned by the Purchaser, Parent or any other affiliates of the Purchaser bears to the total number of EKCO Shares outstanding, and the Company will, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected, including either increasing the size of the Company Board or securing the resignation of incumbent directors or both. At such time, the Company will cause persons designated by the Purchaser to constitute the same percentage as is on the Company Board on (i) each committee of the Company Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of such boards, in each case only to the extent permitted by law.

    Notwithstanding the foregoing, following the election of the Purchaser's designees to the Company Board, until the Effective Time, (i) the Purchaser will only be entitled to designate up to that number of directors that is one less than the total number of directors on the Company Board and regardless of the total number of such directors, and the Company Board will have at least one director who was a director on August 5, 1999 (provided that the Company will cause there to be at least three directors), and (ii) any amendment to the Merger Agreement adverse to the Company, its stockholders, directors, officers or employees, termination of the Merger Agreement by the Company, amendment of the indemnification or exculpation provisions of the certificate of incorporation or by-laws of the Company in effect on August 5, 1999, extension of time for the performance of the Parent's or the Purchaser's obligations under the Merger Agreement, waiver of any conditions for the benefit of the Company or any of the obligations or other acts of the Parent or the Purchaser, or any waiver or exercise of the Company's or its stockholders' rights, remedies or benefits under the Merger Agreement will require (in addition to the approval of the Company Board as a whole) the approval of a majority of the directors, or of the director, of the Company then in office who was or were director(s) on August 5, 1999, and (iii) the Parent will cause the Purchaser not to, and the Purchaser will not take any action to cause its designees to constitute a greater number of directors than provided in the Merger Agreement.

    In order to effectuate the requirements in the preceding paragraph, the Company is required to include in this Schedule 14D-9 information with respect to the Company and its officers and directors that is included in the Information Statement attached hereto as Schedule I.

    THE MERGER. The Merger Agreement provides that upon the filing of a certificate of merger with the Delaware Secretary of State (or at such later time as the parties agree) the Merger will become effective (the "Effective Time") and the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation. From and after the Effective Time, the Surviving Corporation will possess all the property, rights, privileges, powers and franchises and be subject to all of the restrictions, debts, liabilities, disabilities, obligations and duties of the Company and the Purchaser.

    At the Effective Time, each Share issued and outstanding immediately prior to the effective time held by stockholders (other than EKCO Shares held by the Company, the Parent or the Purchaser, or EKCO Shares held by stockholders who properly exercise their appraisal rights under the DGCL) will be canceled and converted automatically into the right to receive $7.00 in cash, without interest, less any required withholding taxes. Each Share held by the Company, the Parent or the Purchaser will automatically be canceled and retired and will cease to exist, and no cash or other consideration will be delivered in exchange therefor.

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    At the Parent's election, the Merger may alternatively be structured so that
(i) the Company is merged with and into the Purchaser or any other direct or indirect subsidiary of the Parent or (ii) any direct or indirect subsidiary of the Parent other than the Purchaser is merged with and into the Company, provided that no such change shall (i) alter the consideration to be issued to the holders of EKCO Shares in the Merger or the treatment of holders of EKCO Options or Restricted Stock, (ii) materially impede or delay consummation of the Merger, or (iii) release the Parent or the Purchaser from any of its obligations under the Merger Agreement.

    DISSENTING EKCO SHARES. EKCO Shares outstanding immediately prior to the Effective Time held by a stockholder who has not voted in favor of the Merger and is otherwise entitled to demand, and who properly demands, appraisal for such EKCO Shares in accordance with Section 262 of the DGCL ("Dissenting EKCO Shares") will not be converted into a right to receive the Per Share Amount unless such holder fails to perfect or withdraws or loses such holder's right to appraisal. Such stockholders shall be entitled to receive payment of the appraised value of such EKCO Shares in accordance with the provisions of such
Section 262.

    TREATMENT OF STOCK OPTIONS AND WARRANTS. Pursuant to the Merger Agreement, prior to the Effective Time, the Company will use its commercially reasonable best efforts to cause each outstanding option to purchase the EKCO Shares (in each case, an "EKCO Option") granted under the Company's stock option plans, whether or not then exercisable, to be canceled by the Company and exchanged for a cash payment, paid by the Surviving Corporation equal to the product of (i) the number of EKCO Shares previously subject to such EKCO Option and (ii) the excess, if any, of the Per Share Price over the exercise price per EKCO Share previously subject to such EKCO Option. The Merger Agreement provides that all applicable withholding taxes attributable to the payments made thereunder will be deducted from the amounts payable thereunder, provided that, with respect to any person subject to Section 16 of the Exchange Act of 1934, as amended (the "Exchange Act"), any such amount will be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

    The Company will use its commercially reasonable best efforts to (A)(i) terminate as of the Effective Time all stock or other equity based plans maintained with respect to the shares and (ii) amend as of the Effective Time, any other plan providing for the issuance, transfer or grant of any capital stock of the Company or any interests in respect of any capital stock of the Company to provide that no further issuance, transfer or grant shall be permitted as of the Effective Time, and (B) provide that, following the Effective Time, no holder of an EKCO Option or any participant in any option plan shall have any right thereunder to acquire any capital stock of the Company, the Parent or the Purchaser.

    Notwithstanding the foregoing, the Company will cause the Chairman and the Chief Executive Officer of the Company and all the members of the Company Board to execute an option election in respect of all of their outstanding EKCO Options, prior to the consummation of the Offer, provided that if such election would result in a violation of Section 16 of the Exchange Act and Rule 16(b) promulgated thereunder, then such election may be delayed until such time as it would not result in a violation of Section 16.

    Pursuant to the Merger Agreement, prior to the Effective Time, the Company will use its commercially reasonable best efforts to provide that each outstanding warrant to purchase EKCO Shares (in each case, an "EKCO Warrant"), whether or not then vested or exercisable, will be exercisable for and entitle each holder thereof to, a payment in cash from the Surviving Corporation, upon exercise, equal to the product of (i) the number of EKCO Shares previously subject to such EKCO Warrant and (ii) the excess, if any, of the Per Share Amount over the exercise price per EKCO Share previously subject to such EKCO Warrant. All applicable withholding taxes attributable to the payments made under the Merger Agreement will be deducted from the amounts payable thereunder.

    EKCO RESTRICTED STOCK. As soon as practicable after the commencement of the Offer, the Company will use commercially reasonable best efforts to cause each unvested EKCO Share ("Restricted Stock") under the 1984 Ekco Group, Inc. Restricted Stock Plan and the 1985 Ekco Group, Inc. Restricted Stock

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Plan, as to which a valid restricted stock election is executed (and not revoked) and delivered to the Company, to become fully vested and non-forfeitable immediately prior to the purchase and contingent upon the consummation of the Offer. As soon as practicable after the commencement of the Offer, the Company will use its commercially reasonable best efforts to cause each holder of shares of Restricted Stock to execute and deliver to the Company, prior to the expiration of the Offer, a restricted stock election under which such holder agrees, contingent upon the purchase of EKCO Shares by the Purchaser pursuant to the Offer, to cause, immediately prior to the expiration of the Offer, the shares of Restricted Stock to be deemed to have been tendered in the Offer in exchange for the Per Share Amount which will be paid by the Purchaser to the holder as soon as practicable after the consummation of the Offer but in no event more than 10 business days after the consummation of the Offer.

    DIRECTORS AND OFFICERS, CERTIFICATE OF INCORPORATION AND BY-LAWS. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation. The Merger Agreement also provides that the by-laws of the Purchaser will be the by-laws of the Surviving Corporation.

    STOCKHOLDER APPROVAL. Under the DGCL, if the Purchaser acquires, pursuant to the Offer, at least 90% of the EKCO Common Stock and 90% of the ESOP Preferred Stock, it will be able to approve the Merger Agreement and the transactions contemplated thereby, without a vote of the Company's stockholders in accordance with Section 253 of the DGCL; provided that the Company's Certificate of Designation for the ESOP Preferred Stock contains provisions that may require the Purchaser to acquire all of the outstanding ESOP Preferred Stock to effect the Merger without a stockholder vote. If the Purchaser is entitled under Section 253 of the DGCL to approve the Merger Agreement without a stockholder vote, the Company has agreed that it will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition of EKCO Shares. If the Purchaser does not acquire at least 90% of the EKCO Common Stock and the requisite vote of the ESOP Preferred Stock under the Company's Certificate of Designation as of any scheduled expiration date of the Offer, then the Purchaser will be required to obtain stockholder approval of the Merger Agreement and the transaction contemplated thereby. However, if the Minimum Condition is satisfied, the Purchaser will have the requisite voting power to approve the Merger without a meeting of the stockholders by means of a written consent in lieu of a meeting, but will have to mail an information statement to its stockholders prior to effectuating the Merger.

    AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY; STOCKHOLDERS'
MEETING. Pursuant to the Merger Agreement, if a stockholders' meeting is required to approve the Merger Agreement, the Company will take all necessary action to hold a meeting as soon as practicable following the consummation of the Offer. At the stockholders' meeting, the Parent and the Purchaser will cause all EKCO Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement. If a stockholders' meeting is called, the Company will prepare and file with the Securities and Exchange Commission a Proxy Statement for the solicitation of a vote of holders of EKCO Shares approving the Merger, which will include the recommendation of the Company Board that holders of EKCO Shares vote in favor of the approval and adoption of the Merger Agreement.

    CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented to in writing by Parent, the Company will, and will cause its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") to, (i) operate its business in the ordinary and usual course of business and consistent with past practice, and (ii) use its commercially reasonable best efforts to preserve intact its business organization, keep available the services of its current officers and employees and preserve the goodwill of those having advantageous business relationships with it and its Subsidiaries.

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    NO SOLICITATION.  Until the earlier of the termination of the Merger
Agreement or the Effective Time, the Company will not, and will direct each affiliate, officer, director, and agent of the Company not to, solicit, participate in or initiate discussions with any person or other entity or take any other action to facilitate, any inquiry, proposal or offer that constitutes, or may reasonably be expected to lead to, an offer or proposal for any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, or any purchase or sale of more than 15% of the assets (including stock of its Subsidiaries) of the Company and its Subsidiaries taken as a whole, or any purchase or sale of, or tender or exchange offer for, more than 15% of the equity securities of the Company or any of the its Subsidiaries (an "Acquisition Proposal") or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate any effort by any other person to do or seek any of the foregoing. In addition, the Company will, and will cause each affiliate, officer, director and agent of the Company to, immediately cease any such discussions or other activities. Notwithstanding the foregoing, the Company may, (i) refer any party to the Merger Agreement, (ii) directly or indirectly furnish information and access, in response to unsolicited requests therefor, to any person or entity that has made a Superior Proposal (as defined below) and to any investment banker, financial advisor, attorney, accountant or other representative retained by such party, pursuant to an appropriate confidentiality agreement and may participate in discussions and negotiations concerning any such Superior Proposal if the Company Board determines in its good faith judgment, after receiving and based upon advice from outside legal counsel, that such action is required to prevent the Company Board from breaching its fiduciary duties to the stockholders of the Company under DGCL and (iii) to the extent applicable, comply with Rule 14e-2 or 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal, subject in the case of clauses (ii) and (iii) to any rights of the Parent to terminate the Merger Agreement and receive payment of any fee due thereunder as a result thereof. The Company will promptly notify the Parent orally and in writing if any unsolicited request for information and access in connection with a possible Acquisition Proposal involving such a party is made and will, in any such notice to the Parent, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. "Superior Proposal" means any bona fide written Acquisition Proposal made by a third party after August 5, 1999 that, if consummated, would result in a transaction that, taking into account all legal, financial and regulatory aspects and consequences of the proposal and the person making such proposal, is financially superior, is not subject to a financing contingency and is otherwise as favorable in all material respects to stockholders of the Company as the Offer and the Merger. The Company will not release any third party from, waive any provisions of, or fail to enforce any confidentiality or standstill agreement to which the Company is a party.

    ACCESS TO INFORMATION. Pursuant to the Merger Agreement, and subject to the provisions of the confidentiality agreement between the Company and Parent dated May 3, 1999 (the "Confidentiality Agreement"), from August 5, 1999 to the Effective Time, the Company will, and will cause its Subsidiaries and agents to, afford Parent and its representatives reasonable access, during regular business hours upon reasonable written notice, to all of the employees, properties, offices, facilities, books, records, files, correspondence and audits of the Company, and will furnish the Parent with access to such financial and operating data and other information with respect to its and its Subsidiaries' business and assets, as the Parent may from time to time reasonably request. The Company will promptly furnish to the Parent and the Purchaser a copy of each report, schedule, registration statement and other document filed by it or its Subsidiaries during such period pursuant to the requirements of federal or state securities laws. The Company will also provide the Parent, promptly at the end of each month, with monthly financial statements including an income statement and statement of cash flows for such month and a balance sheet as of the end of such month.

    PUBLIC ANNOUNCEMENTS. Pursuant to the Merger Agreement, the Parent and the Company will each obtain the prior consent of the other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or any transaction contemplated thereby except as may be required by law or any listing agreement with a national securities exchange to which the Parent or the Company is a party.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that until the six year anniversary date of the Effective Time, the Parent and the Purchaser agree that all rights to indemnification or exculpation now existing in favor of the present and former officers, directors, employees and other indemnified parties (the "Indemnified Parties") of the Company as provided in the Company's certificate of incorporation or by-laws or otherwise in effect on August 5, 1999, will continue in full force and effect, and the Parent and the Surviving Corporation will keep in effect all such indemnification and exculpation provisions and will not amend or repeal such provision, except to make changes that would enlarge the exculpation or rights of indemnification thereunder. To the maximum extent permitted by the DGCL, such indemnification will be mandatory rather than permissive and the Surviving Corporation will advance expenses as incurred to the fullest extent permitted under applicable law in connection with such indemnification.

    For a period of six years after the Effective Time, the Parent and the Surviving Corporation will maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time and covering parties who are covered by such current insurance, provided, however, that in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 200% of the annual premium currently paid by the Company for such insurance (in which case the Surviving Corporation will obtain the maximum amount of coverage that may be obtained for such premium).

    The provisions in the Merger Agreement relating to indemnification and insurance are intended to be for the benefit of, and will be enforceable by, the Indemnified Parties, their heirs and personal representatives and will be binding on the Parent and the Purchaser and the Surviving Corporation and their respective successors and assigns.

    NOTICE OF SUBSEQUENT EVENTS. The Merger Agreement provides that the Company and the Parent or the Purchaser will give each other prompt notice of (i) the occurrence, or nonoccurrence, of any event the respective occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate and (ii) any failure of the Company, the Parent or the Purchaser, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

    REASONABLE BEST EFFORTS. The Merger Agreement provides that, subject to its terms and conditions, the parties thereto will use their reasonable best efforts to take, or cause to be taken, all necessary or appropriate action, and to do, or cause to be done, all things necessary under applicable laws and regulations or otherwise to consummate and make effective the Offer, the Merger and all other transactions contemplated by the Merger Agreement. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of the Company, the Parent or Purchaser will take all such necessary action.

    SENIOR NOTES AND OTHER INDEBTEDNESS. At the request of the Parent, the Company will, as soon as reasonably practicable after such request, commence a debt tender offer for its Series B 9 1/4% Senior Notes due 2006 (the "Senior Notes") together with a solicitation of consents to amend the Senior Notes Indenture, dated as of March 25, 1996, as amended (collectively, the "Debt Offer"). The Debt Offer will be on terms and conditions provided to the Company by the Parent. The Company will waive any of the conditions to the Debt Offer and make any other changes to the terms and conditions of the Debt Offer as may be reasonably requested by the Parent, and the Company will not, without the Parent's prior written consent, waive any condition to the Debt Offer or make any changes to the terms and conditions of the Debt Offer. Provided the conditions of the Debt Offer are met or, at the sole discretion of the Parent, waived, the Company will accept for payment and pay for the Senior Notes validly tendered and not withdrawn pursuant to the Debt Offer, simultaneously with the consummation of the Offer. The Parent will provide to the Company with all necessary funds to purchase the Senior Notes pursuant to the Debt Offer. The Parent will pay all costs and expenses incurred in connection with the Debt Offer. See Item 7 "Certain Negotiations and Transactions by the Subject Company."

    EMPLOYMENT; EMPLOYEE WELFARE. The Merger Agreement provides that the Surviving Corporation will maintain for a period of not less than one year following the Merger, the Company's employee compensation and benefit plans, programs, policies and fringe benefits (including any post-employment benefits) that are no less favorable than those provided to such employees of the Company under the plans as in effect immediately prior to the closing (the "Existing Plans"), subject to the Surviving Corporations right to amend or terminate such Existing Plans in accordance with their terms. In addition, for a period of not less than one year after the Merger, the Surviving Corporation will provide to all Company employees severance pay and benefits, to the extent provided under the applicable severance plans, programs, agreements and policies of the Company (the "Existing Severance Benefits") which are equivalent to such Existing Severance Benefits, subject to the right to amend or terminate such Existing Severance Benefits in accordance with their terms. The Parent will credit the prior service of all employees of the Company and its subsidiaries for purposes of determining the eligibility, vesting or qualification of such employees under Existing Plans, Existing Severance Benefits and any successor plans and benefit programs. In addition, the Surviving Corporation will assume and honor in accordance with their terms all of the Company's existing employment and severance agreements and arrangements.

    GUARANTEE OF PURCHASER'S OBLIGATIONS. The Parent has guaranteed the due and timely performance and observance by the Purchaser of all of its representations, warranties, covenants, agreements and obligations under the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, the Parent and the Purchaser as to the enforceability of the Merger Agreement. The Company also has provided, subject to appropriate materiality standards, representations and warranties as to absence of certain changes or events concerning the Company's business, compliance with law, absence of litigation, corporate status, capitalization, the accuracy of financial statements and filings with the Securities and Exchange Commission and intellectual property rights.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval of the Merger by the stockholders of the Company: (a) by mutual written consent duly authorized by the board of directors of Parent and the Company Board (b) by either the Parent or the Company if any governmental entity or court has issued a final and non-appealable order, or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, EKCO Shares pursuant to the Offer or the Merger (which the party seeking to terminate the Merger Agreement will have used its reasonable best efforts to have lifted, rescinded, mitigated or reversed); (c) by either the Parent or the Company if the consummation of the Offer has not occurred on or before December 3, 1999; provided that this right is not available to any party whose failure to fulfill any agreement or obligation under the Merger Agreement has been the cause of or resulted in the failure of the consummation of the Offer to occur on or before such date; and provided, further, that if the Offer or the Merger has not been consummated solely due to the waiting period (or any extension thereof) or approvals under the Hart-Scott-Rodino Antitrust Improvements Act or any applicable foreign competition laws not having expired or terminated or been received, then such date will be extended to February 1, 2000; (d) by the Parent if, due to an occurrence or circumstance that would result in a failure to satisfy any Conditions of the Offer set forth above, the Purchaser has (i) failed to commence the Offer, (ii) terminated the Offer without having accepted any EKCO Shares for payment, or (iii) failed to pay for the EKCO Shares validly tendered pursuant to the Offer in accordance with the terms thereof, unless such termination or failure to pay for EKCO Shares was caused by or resulted from the failure of the Parent or the Purchaser to perform in any material respect any covenant or agreement contained in the Merger Agreement or the material breach by the Parent or the Purchaser of any representation or warranty contained in the Merger Agreement; (e) by the Parent
(i) if, prior to the purchase of any EKCO Shares validly tendered pursuant to the Offer, the Company Board has withdrawn or amended in any manner adverse to the Parent or the Purchaser its approval of the Merger Agreement, the Offer or the Merger or has recommended another merger, consolidation or business combination involving, or acquisition of, the Company or its assets or another tender offer for EKCO Shares or failed to reconfirm its approval of the Merger Agreement, the Offer or the Merger if so requested by the Parent within 10 business days following such request or resolved to do any of the foregoing; or
(ii) if the Company is directly or indirectly through agents or representatives continue discussions or negotiations with any third party concerning any Acquisition Proposal or Superior Proposal for more than 15 business days after having first furnished information or commenced discussions or negotiations with such third party (whichever occurred earlier) with respect thereto; or (iii) (A) if an Acquisition Proposal that is publicly disclosed has commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to the specificity of such price proposal) and (B) the Company has not rejected such Acquisition Proposal within 15 business days after the earlier of its receipt thereof, and the date its existence first becomes publicly disclosed; or (iv) if the Company has amended its Rights Agreement or taken other action to redeem the rights associated with the EKCO Common Stock or render such rights inapplicable to any transactions, other than the Offer, that allows a person to acquire greater than 15% of the outstanding EKCO Common Stock; (f) by the Company, prior to the purchase of EKCO Shares pursuant to the Offer, upon three business days prior notice to the Parent in order to accept a Superior Proposal; provided that, prior to terminating the Merger Agreement, (A) the Company has fully complied with its obligations under the No Solicitation provisions set forth above, (B) such notice will specify all material terms, conditions and other information with respect thereto, (C) prior to any such termination, the Company will, if requested by the Parent in connection with any revised proposal the Parent might make, negotiate in good faith for such two business day period with the Parent, and such third party proposal remains a Superior Proposal after taking into account any revised proposal by the Parent during such two business day period and (D) immediately following such termination, the Company enters into definitive and binding documentation with respect to such Superior Proposal; and provided further, that it will be a condition to termination that the Company will have made the payment of the fees and expenses to the Parent required by the Merger Agreement; (g) by the Company if, due to an occurrence or circumstance that would result in a failure to satisfy any Conditions of the Offer, the Purchaser will have (i) failed timely to commence the Offer, (ii) terminated the Offer without having accepted any EKCO Shares for payment, or (iii) failed to pay for the EKCO Shares validly tendered pursuant to the Offer in accordance with the terms thereof, unless such termination or failure to pay for EKCO Shares was caused by or resulted from the failure of the Company to perform in any material respect any agreement contained in the Merger Agreement or the failure of the condition set forth in paragraph (d) of the Conditions of the Offer; or (h) by the Company if any representation or warranty of the Parent or the Purchaser in the Merger Agreement is not true and correct in any material respect on August 5, 1999, or the Parent or the Purchaser has failed to perform in any material respect any obligation or to comply in any material respect with any agreement of the Parent or the Purchaser to be performed or complied with by it under the Merger Agreement; provided that such breach or failure to perform (if curable) has not been cured within thirty (30) calendar days after notice to the Parent, and provided further that the Company is not in material breach thereof.

    In the event of the termination of the Merger Agreement, the Merger Agreement will forthwith become void, except for certain provisions of the Merger Agreement (including those related to fees and expenses described below) that survive termination. The Merger Agreement also provides that no party will be relieved from liability for any willful breach thereof.

    EFFECT OF TERMINATION. In the event of termination of the Merger Agreement, the Agreement, except for the confidentiality, public disclosure and miscellaneous provisions and, provided that the Offer has been consummated prior to termination, the indemnification and insurance provisions and the employment and employee welfare provisions, will become void and have no further effect, without any liability on the part of any party or its affiliates, directors, officers or stockholders; however no party will be relieved of its liability for breach of the Merger Agreement on or prior to the date of termination.

    If: (1) the Merger Agreement is terminated (A) by the Company pursuant to Termination provisions clause (f) or, (B) by the Parent pursuant to clauses
(e)(i), (ii), (iii) or (iv) of the Termination provisions above; (2) (A) the Merger Agreement is terminated pursuant to clause (c) or (d) of the Termination provision (other than in the event that the Parent is in material breach of the Merger Agreement at the time of such termination), (B) after the execution and delivery of the Merger Agreement but prior to such termination either (I) the Company (or its agents) breaches its obligations under the No Solicitation or
(II) a third party makes a proposal either publicly or which becomes public prior to such termination with respect to any Acquisition Proposal and (C) within nine months after such termination, either (I) a Third Party Acquisition occurs or (II) the Company enters into an agreement with respect to a Third Party Acquisition which is later consummated (provided that if clause (B) (I) above does not apply, the Third Party Acquisition referred to in this clause (C) must be with the same person (or an affiliate thereof) that made the Acquisition Proposal referred to in clause (B)(II) above); then the Company will pay to the Parent, within one business day following the execution and delivery of such agreement or such occurrence (which in the case of a termination contemplated by Termination Provisions clause (e) will be the date of such termination), or no later than concurrently with any termination contemplated by Termination Provision clause (f) above, a fee of $6 million (the "Termination Fee"). The Company is not obligated to pay more than one Termination Fee.

    In addition, if a Termination Fee is due, the Company will pay to the Parent, within one business day after receipt of a written statement therefor, an amount equal to all reasonable out-of-pocket fees and expenses actually incurred by the Parent or the Purchaser in connection with the transactions contemplated by the Merger Agreement, provided that such fees and expenses will not exceed $1 million and shall exclude any out-of-pocket expenses incurred by the Parent in connection with any litigation or other proceedings to collect the Termination Fee and expenses. The Company will however pay all such out-of-pocket collection expenses if the Parent prevails in such litigation or other proceedings.

    "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer, exchange offer or otherwise by any third party; (ii) the acquisition by a third party of 50% or more of the assets of the Company and its Subsidiaries, taken as a whole;
(iii) the acquisition by a third party of more than 50% of the outstanding EKCO Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company of outstanding EKCO Shares in connection with which a third party becomes the owner of 50% or more of the outstanding EKCO Shares.

THE GUARANTEE

    Concurrently with the execution and delivery of the Merger Agreement, Borden provided a guarantee to the Company of the obligations of the Purchaser and the Parent under the Merger Agreement to effect the Offer and the Merger. A copy of the Guarantee is filed as Exhibit 3 hereto and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

    The following is a summary of certain portions of the Confidentiality Agreement dated May 3, 1999 between Borden and the Company (the "Confidentiality Agreement") and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

    Borden, its affiliates and advisors each agreed to keep certain confidential information relating to the Company (the "Evaluation Material"), confidential and to use such Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. In addition, Borden agreed that, without the prior written consent of the Company Board, for a period of 2 years from the date of termination of its discussions with the Company regarding a possible transaction, neither Borden, nor any of its affiliates, acting alone or as part of a group, will acquire or offer to agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (or direct or indirect rights or options to acquire any voting securities) of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company. Additionally, Borden agreed that until May 3, 2001, it would not, directly or indirectly, actively solicit for employment or hire any director, officer or employee of the Company, except as a result of such individual contacting Borden on his or her own initiative without any direct or indirect solicitation or encouragement by Borden.

CERTAIN TRANSACTIONS

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

    GENERAL. In considering the recommendation of the Company Board with respect to the Offer and the Merger and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that the executive officers of the Company and members of the Company Board have the interests and relationships summarized below that may present them with potential conflicts of interest in connection with the Offer and the Merger.

    OWNERSHIP OF EKCO COMMON STOCK. As of August 9, 1999, the directors and executive officers of the Company, as a group, beneficially owned an aggregate of 658,171 shares of EKCO Common Stock (representing approximately 3.44% of the then outstanding EKCO Common Stock), excluding shares subject to EKCO Options and EKCO Warrants, and an aggregate of 34,176 shares of ESOP Preferred Stock (representing approximately 3.67% of the then outstanding ESOP Preferred Stock) or an aggregate of 692,347 EKCO Shares (representing approximately 3.45% of the then outstanding EKCO Shares). All such EKCO Shares held by such directors and executive officers will be treated in the Offer and the Merger in the same manner as EKCO Shares held by the other stockholders. See "The Merger Agreement--The Offer" and "--The Merger." In the aggregate, the directors and executive officers of the Company will be entitled to receive approximately $4.8 million for their EKCO Shares upon consummation of the Offer and the Merger (based upon the number of EKCO Shares owned as of August 9, 1999, 1999).

    OPTIONS. As of August 9, 1999, the directors and executive officers of the Company held EKCO Options to acquire an aggregate of 1,692,717 EKCO Shares. For a discussion of the treatment of the EKCO Options, including those held by the directors and executive officers, see "The Merger Agreement--Treatment of Stock Options and Warrants." The directors and executive officers of the Company, as a group, will receive approximately $5.0 million (before applicable taxes) in exchange for the cancellation of their EKCO Options based on the number of EKCO Options outstanding as of August 9, 1999.

    INDEMNIFICATION AND INSURANCE. The Company has entered into indemnity agreements (the "Indemnity Agreements") with the directors and officers of the Company (the "Indemnitees") pursuant to which the Company will pay on behalf of the Indemnitee any amount, including damages, judgments, settlements and costs, which the Indemnitee is, or becomes legally obligated to pay, because of any claim made against him after specified dates, because of any act or omission by the Indemnitee alleged to have occurred while he was acting in his capacity as director or officer of the Company. For a discussion of certain agreements by the Parent with respect to indemnification of, and insurance for, directors and officers of the Company, see "The Merger Agreement--Directors' and Officers' Indemnification and Insurance."

EMPLOYMENT CONTRACTS AND ARRANGEMENTS.

    The Company has entered into employment agreements with its (a) Chairman and Chief Executive Officer, Malcolm L. Sherman, (b) Executive Vice President of Finance and Administration and Chief Financial Officer, Donato A. DeNovellis,
(c) Executive Vice President, Jeffrey A. Weinstein, (d) Vice President and Controller, Brian R. McQuesten, and (e) Vice President, Secretary and General Counsel, J. Jay Althoff. As a result of the consummation of the Merger, the Purchaser will assume the Company's obligations under the employment agreements. The amounts and benefits payable to these executives under these agreements (with the exception of Mr. Althoff) are summarized under "Employment, Termination of Employment and Change of Control Arrangements" in the Information Statement on Schedule I attached hereto.

    CHANGE OF CONTROL PAYMENTS

    On August 15, 1999, ten days after the announcement of the Offer (assuming the Offer is not discontinued by August 15), a change of control under the agreements will be deemed to have occurred and will result in Messrs. Sherman, DeNovellis, Weinstein, McQuesten and Althoff receiving the following benefits:

    Each of Messrs. Sherman, DeNovellis, Weinstein, McQuesten and Althoff will be entitled to all EKCO Shares which were granted, sold or optioned (subject only to the payment of any option exercise price when due) to each of them by the Company at any time prior to the date of the change of control, as if all restrictions had lapsed and all events necessary to vest such rights had occurred.

    If any of Messrs. DeNovellis, Weinstein or McQuesten are constructively terminated or terminated by the Company without good cause, then (1) in the case of Messrs. DeNovellis and Weinstein, the Company shall pay to such executive officer three times his respective Lump Sum Payment Amount (as defined below) and, in the case of Mr. McQuesten, two times his respective Lump Sum Payment Amount; (2) each such executive officer will be entitled to all EKCO Shares which were granted, sold or optioned by the Company to him (subject only to payment of any option exercise price when due) as if all restrictions had lapsed and all events necessary to vest such rights had occurred; (3) in the case of Messrs. DeNovellis and Weinstein, the Company shall pay for the continuation of their medical, dental and life insurance coverage for up to three years and, in the case of Mr. McQuesten for up to two years; (4) for each such executive officer, the Company shall provide outplacement benefits and, in the case of Messrs. DeNovellis and Weinstein, automobile benefits for three years; and (5) for each such executive officer, the Company shall pay an additional gross-up payment equal to any tax due under Section 4999 of the Internal Revenue Code or any similar tax as a result of any payment by the Company to such officer (collectively, the "Severance Benefits").

    For purposes of describing the Company's employment agreements with Messrs. DeNovellis, Weinstein and McQuesten, a "Lump Sum Payment Amount" shall be equal to (1) such executive officer's then current salary, plus (2) the maximum amount payable to such executive officer under all specified compensation bonus plans and arrangements for the fiscal year in which a termination occurs, plus (3) an amount equal to the amount allocated to such executive officer's account in the ESOP for the fiscal year immediately preceding the fiscal year in which a termination occurs (in addition to any distribution from the ESOP to which such executive officer may be entitled).

    Mr. Sherman is also entitled to a gross-up payment if any payments he received are subject to excise tax under Section 4999.

    If Mr. Althoff is constructively terminated or terminated by the Company without good cause, then the Company shall make a lump-sum payment to Mr. Althoff in an amount equal to two times his annual base salary.

    The employment agreements for each of Messrs. DeNovellis, Weinstein and McQuesten also require the Company to provide an irrevocable letter of credit in an amount at least equal to, in the case of Messrs. DeNovellis and Weinstein, the greater of four times annual base salary or the amount necessary to fund the Severance Benefits and, in the case of Mr. McQuesten, the greater of two and one-half times annual salary or the amount necessary to fund the Severance Benefits in order to assure payment of amounts due upon termination and in each case, in an additional amount necessary to secure the Company's obligations under any stock appreciation rights plan or other equity-linked plan.

    As a result of these provisions, if Messrs. DeNovellis, Weinstein, McQuesten, and Althoff are constructively terminated or terminated without good cause, they will be entitled to cash payments of approximately $2,517,000, $1,963,000, $515,000, and $340,000, respectively. Included in the estimated cash payments for Mr. DeNovellis and Weinstein are gross-up payments of approximately $878,000, and $517,000, respectively.

    Mr. Sherman is not entitled to any severance payments pursuant to his employment agreement, other than his right to receive gross-up payments.

    The Company's post-change of control severance policy provides that each exempt employee whose employment is terminated, whose duties or responsibilities are substantially diminished, or who is directed to relocate within 12 months after such change of control will receive salary continuation benefits for a period of months determined by dividing his or her then yearly salary by $10,000, limited to no more than 12 months. This policy does not apply to any employee of the Company who is a party to a contractual commitment with the Company that provides him or her with greater than 12 months salary, severance payment or salary continuation upon his or her termination in the event of a change of control.

    OTHER TERMS OF MR. ALTHOFF'S AGREEMENT

    Mr. Althoff's current annual salary is $170,000, and he is eligible for annual salary increases and bonuses. In addition, Mr. Althoff received a stock option for 7,099 shares of EKCO Common Stock. He is entitled to certain fringe benefits and an automobile allowance. In addition,
(a) if he is constructively terminated or terminated by the Company without good cause following a change of control, or (b) upon his death or permanent disability, Mr. Althoff is entitled to all EKCO shares which were granted, sold or optioned (subject only to the payment of any option exercise price when due) to him by the Company as if all restrictions had lapsed and all events necessary to vest such rights had occurred.

    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN. The Company has adopted a Supplemental Executive Retirement Plan (the "SERP") that uses a defined benefit formula to provide for lump sum payments to be made upon retirement, termination of employment, death or disability, to certain officers designated by the Company Board. The amount of a participant's payment under the SERP is generally determined by multiplying an amount designated by the compensation committee of the Company Board by such participant's years of credited service. Additional payments are payable to a participant under the SERP if his employment with the Company terminates within three years of a change in control and under certain other circumstances specified in the SERP. All participants become 100% vested in their benefits in the SERP upon a change in control of the Company, and if the participant's employment with the Company terminates within the following three years, a lump sum payment of SERP benefits will be made to the participant. The Offer will constitute a change in control under the SERP. Consequently, all the executive officers participating in the SERP will become fully vested in an aggregate of $270,615 in SERP benefits as of August 1, 1999. If all of the executive officers participating in the SERP were terminated within three years of the Offer, such benefit would increase to $368,259.

    OFFICERS OF THE SURVIVING CORPORATION. The executive officers of the Company immediately prior to the Effective Time will be the executive officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

    DIRECTOR COMPENSATION. Each member of the Company Board who is not an employee (excluding Mr. Sherman) is entitled to receive an annual fee of $10,000 plus a fee of $1,000 for each Company Board meeting attended, including telephonic meetings, and reimbursement of meeting travel expenses.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A)  RECOMMENDATION OF THE COMPANY BOARD

    The Company Board, by unanimous vote of its directors, has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the Company, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and resolved to recommend that stockholders accept the Offer and tender their EKCO Shares pursuant to the Offer.

    A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

    (B)  BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

    In August 1998, Borden's Chairman, C. Robert Kidder, met with the Company's Chairman, Malcolm L. Sherman, for lunch in Boston, Massachusetts. At this lunch, Mr. Kidder expressed Borden's interest in being considered as a potential partner if the Company were ever to explore strategic transactions in the future. No follow-up conversations occurred between the two executives.

    On February 10, 1999, the Board of Directors of the Company held a regular meeting at which Mr. Sherman informed the Board of two unsolicited contacts that Mr. Sherman had received from parties unaffiliated with the Parent who might be interested in exploring possible transactions with the Company, including sale transactions. Mr. Sherman informed the Board that the contacts were very preliminary in nature, and that no specific proposals had been made.

    In late 1998 and early 1999, Mr. Sherman and Donato A. DeNovellis, the Company's Chief Financial Officer, each attended meetings with senior management of a consumer products company unaffiliated with the Parent (the "Other Consumer Products Company"). At these meetings, the issue of a possible business combination between the Other Consumer Products Company and the Company was raised, but no specific proposals were made. Mr. Sherman subsequently informed the Board of the details of these meetings.

    In the latter half of March 1999, Mr. Sherman had discussions with members of the Board of Directors of the Company regarding the advisability of exploring strategic alternatives for the Company's business, including the retention of investment bankers to provide guidance on the valuation of the Company and to establish a confidential process to solicit indications of interest from third parties regarding the Company.

    Based on those discussions, on April 16, 1999, the Company retained Lehman Brothers to explore strategic alternatives, including contacting third parties on a confidential basis to solicit indications of interest in the Company. Lehman Brothers promptly began to contact potentially interested parties including the Parent and the aforementioned consumer products company to determine interest levels regarding the Company and to execute confidentiality agreements with interested parties.

    On April 26, 1999, the Company issued a press release indicating that the results for its fiscal 1999 first quarter were below security analyst expectations and that it anticipated second quarter results would also be below previous security analyst expectations.

    On May 10, 1999, the Company received an unsolicited indication of interest from the Other Consumer Products Company regarding a possible acquisition transaction with the Company. The proposal was subject to a number of conditions.

    On May 11, 1999, the Company's Board met telephonically to discuss the proposal. Representatives of Lehman Brothers and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company's outside general counsel, were asked to participate in the meeting. After a discussion of the proposal, the Board directed

Lehman Brothers and Mintz Levin to assist it in the evaluation of the proposal, including the preparation of a valuation analysis of the Company to be presented to the Board at its regularly scheduled meeting on May 25, 1999. The Board instructed Mr. Sherman to inform the Other Consumer Products Company that the Board would consider and respond to it promptly after its May 25, 1999 Board meeting and to encourage it to sign a confidentiality agreement and become part of the process that the Board had established. The Board also received an update from Lehman Brothers on strategic alternatives and discussed, and gave guidance to Lehman Brothers on, the process that it was establishing to identify, contact and engage potentially interested parties. Lehman Brothers reported that it had contacted a significant number of potentially interested parties and had signed several parties to confidentiality agreements, including Parent, on May 3, 1999.

    Following the May 11, 1999, Board of Directors meeting, Lehman Brothers encouraged the investment bankers retained by the Other Consumer Products Company to cause their client to enter into a confidentiality agreement in order to receive access to management and the Company's data room, because the Company wanted all interested parties to be equally informed and have the best possible information on which to evaluate a possible transaction with the Company. On May 17, 1999, the Company entered into a confidentiality agreement with the Other Consumer Products Company.

    On May 18, Lehman Brothers and Mr. DeNovellis met with Kevin Kelley and John Muller of Borden in Boston, Massachusetts. At that meeting Lehman Brothers described a process for a possible sale of the Company.

    On May 25, 1999, the Board of the Company held a regularly scheduled meeting. Lehman Brothers and Mintz Levin participated by invitation. At the meeting, Lehman Brothers presented its preliminary analysis of the value of the Company and the Other Consumer Products Company proposal received on May 10, 1999. After extensive discussion by the Board regarding Lehman Brothers' analysis and the proposal, Lehman Brothers advised the Board of its work to date regarding strategic alternatives and the progress of that process. The Board authorized Lehman Brothers to continue the process to identify interested parties and authorized the Company to meet with those parties that had signed confidentiality agreements and to provide access to the due diligence data room established for all such interested parties. Given the significant number of participants in the process and the valuation analysis conducted by Lehman Brothers, the Board instructed management to respond to the Other Consumer Products Company that its proposal, in its then-current form, was not acceptable to the Company's Board.

    During May, Lehman Brothers continued to contact potentially interested parties, sign certain of such parties to confidentiality agreements, and provide those that entered into such agreements with initial information packages which included financial and business information on the Company. Lehman also scheduled management presentations and access to the Company's data room. Mr. Sherman provided regular updates to the Board of Directors on the process.

    In the first half of June, the parties that entered into confidentiality agreements were asked to supply initial indications of interest in the Company, and Lehman Brothers received preliminary proposals from seven parties, including Parent and the consumer products company.

    On June 21, 1999, the Company's Board met and received an update on the process from Mr. Sherman. The Board was informed in detail about the preliminary proposals received from seven parties and about the timing and steps that would be taken to complete the process, which was scheduled for the end of July. After a discussion, the Board authorized management to continue the process as contemplated to seek final indications of interests from the various parties. Mr. Sherman also informed the Board that the Company had revised downward its financial forecast for the year downward and that it was being delisted from the New York Stock Exchange for failure to meet its continuing listing criteria, but that it was likely that the Company could move the listing to the American Stock Exchange.

    The Company determined that circumstances warranted the publication of a press release that would disclose that the Company was engaged in an evaluation of strategic alternatives to maximize stockholder value and that it had retained Lehman Brothers to assist them. The Company disseminated such release on June 21, 1999. Lehman Brothers subsequently responded to inquiries from a number of parties regarding the process.

    Between June 28, 1999 and July 23, 1999, five parties attended management presentations and conducted due diligence at the Company's data room, and certain of such parties conducted plant tours. During this time, the Other Consumer Products Company called Mr. Sherman indicating that it would like to preempt the process and make a firm bid. However, its preemptive bid was significantly below other indications of interest already received by the Company and was therefore declined. Lehman Brothers encouraged the Other Consumer Products Company, through its bankers, to remain in the process, which was scheduled to conclude at the end of July, and to re-bid at that time.

    On July 7 and 12, 1999, certain members of Parent's management met with certain members of the Company's management and their advisors to conduct additional business due diligence. Parent also initiated further comprehensive legal and financial due diligence of the Company.

    During the first half of July 1999, Lehman Brothers maintained contact with the interested parties or their advisors and made them aware that final bids would be due at 5:00 p.m. on July 29, 1999. During this time, it appeared that three parties would submit final bids, including Parent and the Other Consumer Products Company.

    On July 21, 1999, Mintz Levin mailed a form of merger agreement to each of the three remaining parties in the process, indicating that the guidelines for submitting final bids would require submission of a markup of the agreement.

    On July 26, 1999, Lehman Brothers sent a letter to the three remaining parties in the process inviting them to submit an offer for the acquisition of the Company, along with procedures and guidelines for the submission of such offer. The guidelines provided that all offers were to be received by 5:00 p.m. Eastern Time on Thursday, July 29, 1999.

    Lehman Brothers received offers from Parent and the Other Consumer Products Company on July 30 and July 29, respectively. Each party also supplied proposed revisions to the merger agreement. The third interested party did not submit a final offer.

    By letter dated July 29, 1999, the Other Consumer Products Company offered to acquire the Company pursuant to an all cash tender offer to be commenced promptly after the execution of a merger agreement. The offer was fully financed, but was subject to confirmatory due diligence and had a per share price below the price offered by Parent.

    By letter dated July 30, 1999, Parent submitted a proposal to acquire the Company at a per share price of $6.50 pursuant to an all cash tender offer to be commenced promptly after execution of a merger agreement. The offer was fully financed but subject to a number of conditions, including satisfaction of the treatment of the Company's ESOP preferred stock and outstanding options and warrants, satisfactory review of the Company's Year 2000 compliance implementation plan, understanding of data relating to customer profitability and satisfactory calls with Company customers. The offer was also subject to the successful completion of a tender offer for the Company's outstanding 9 1/4% Senior Notes.

    During the period from July 29, 1999 through August 1, 1999, Mr. Sherman had discussions with various Board members about the final offers in anticipation of a scheduled board meeting on August 3, 1999. As a result of those calls, it was determined that the Company and its advisors should meet with both Parent and the Other Consumer Products Company as soon as possible in order to attempt to eliminate any conditions to the offers, resolve contractual issues on the forms of merger agreements and determine whether, with two bidders, Parent or the Other Consumer Products Company might increase the price of its offer.

    On Sunday, August 1, 1999, Lehman Brothers separately contacted the investment bankers representing Parent and the Other Consumer Products Company to inform them that the Company was requesting that they meet with representatives of the Company, Mintz Levin and Lehman Brothers on Monday in the offices of Mintz Levin in Boston, Massachusetts. The parties were informed that the Company was not prepared to engage in exclusive negotiations at this time.

    On Monday, August 2, 1999, Parent and its legal and financial advisors and the Other Consumer Products Company and its legal and financial advisors arrived in Boston and commenced negotiations with separate groups consisting of representatives of the Company and its financial and legal advisors. The Other Consumer Products Company and its advisors were only prepared to remain in Boston through 5:00 p.m. on Monday, August 2, 1999 but indicated a willingness to return on Wednesday, August 4, 1999. During the period from Monday, August 2, 1999 through Wednesday, August 4, 1999, Parent and its legal advisors and financial advisors met continuously with the Company and its legal advisors and financial advisors to negotiate the terms of the merger agreement and a proposed debt tender. During these discussions, Parent agreed to drop its demand that the debt tender offer be a condition to the closing of the Offer and also satisfied itself with respect to the other conditions set forth in its bid letter.

    On Tuesday, August 3, 1999, the Board of Directors convened to assess the outcome of the strategic alternatives process, to consider the terms of the two proposed transactions and to review in detail the merger agreements and the terms of the tender offer of each party. At the meeting, Lehman Brothers presented a detailed presentation of its assessment of the strategic alternatives process and an update of how the process resulted in the two offers to purchase the Company. The Company's legal advisors described in detail the respective terms of the two merger agreements and the transactions contemplated thereby. The Board asked detailed questions with respect to the merits of the two proposals. The Company's legal advisors also advised the Board on its duties in considering the two proposals. The Board expressed concerns about various aspects of the Other Consumer Products Company's bid, including certainty of closing and price. Representatives of Lehman Brothers indicated that they would attempt to increase the prices offered by each of the parties but believed that the price offered by Parent would continue to be higher than the price offered by the Other Consumer Products Company. The Board considered Parent's request to enter into exclusive negotiations with it. Although the Board did not grant the request for exclusive negotiations, it authorized management to focus its efforts on attempting to reach a satisfactory agreement with Parent at a higher price than the $6.50 originally offered.

    On August 4, 1999, Parent increased its offer to $7.00 per share. In addition, during the evening of August 3, 1999 and during the day of August 4, 1999, many of the contractual issues between the Parent and the Company were resolved. During the afternoon of August 4, 1999, the Company's Board convened again and held a special meeting both in person and via teleconference, in which all the members of the Board were present. Lehman Brothers made a presentation regarding certain financial analyses it had performed in connection with its review of Parent's increased offer, and rendered its opinion, both orally and in writing, that subject to certain assumptions and qualifications, the consideration to be received by the holders of the Company's common stock (other than Parent and its affiliates) in the Offer and Merger pursuant to the merger agreement was fair to such holders from a financial point of view. Lehman Brothers also reviewed its discussions with the consumer products company. They informed the Board that the Other Consumer Products Company had not shown a willingness to increase its price sufficiently. Representatives of Mintz Levin presented the Board with an update of various legal aspects of the transactions and an updated summary of the principal terms of the merger agreements. At the conclusion of this meeting, the Company's Board decided to accept Parent's offer and unanimously approved the Offer, the Merger and the transactions contemplated thereby and determined that the Offer, and the Merger are fair to and in the best interests of the stockholders of the Company, and recommended that the stockholders accept the Offer and tender their shares pursuant thereto.

    In the early morning on August 5, 1999, the merger agreement was executed and a joint press release was issued by the Company and the Parent before the opening of the U.S. stock markets on that date announcing such transaction.

RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER AND THE MERGER

    ON AUGUST 4, 1999, THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY DETERMINED THAT THE MERGER WAS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS AND UNANIMOUSLY VOTED TO RECOMMEND AND APPROVE THE MERGER AGREEMENT.

    FAIRNESS OF THE MERGER. In reaching its determination, the Company Board considered:

      (i)  the historical market prices of the EKCO Common Stock, including the fact that the
           $7.00 per Share represented a premium of approximately 65% over the $4.25 per EKCO
           Share closing price on August 3, 1999, the last full trading day prior to August 4,
           1999, the date of the approval of the Merger by the Company Board;

     (ii)  the fact that the $7.00 per EKCO Share to be paid to the stockholders in the Offer and the Merger exceeded the highest price at which the EKCO Common Stock had traded on the American Stock Exchange ("AMEX") and the New York Stock Exchange ("NYSE")
           since August 28, 1998 (prior to July 26, 1999, the EKCO Common Stock was listed on the NYSE);

    (iii)  the fact that the $7.00 per EKCO Share to be paid to stockholders in the Offer and the Merger represented a 29.4% premium over the net book value per EKCO Share of
           $5.41 as of July 4, 1999;

     (iv)  the opinion of Lehman Brothers, Inc. ("Lehman Brothers") that, based upon and subject to the assumptions and qualifications stated in its opinion, the $7.00 per
           EKCO Share to be paid to the public stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view, and the report and analysis presented to the Company Board in connection with the Lehman Brothers opinion (a copy of the Lehman Brothers opinion is filed herewith as Exhibit 7, and is incorporated herein by reference);

      (v)  the history of the negotiations between the Company Board and its representatives and the Parent's representatives, including the fact that (a) the negotiations resulted in an increase in the price at which the Parent was prepared to acquire the
           EKCO Shares from $6.50 per EKCO Share to $7.00 per EKCO Share, an increase of 7.69%, and (b) the Company Board believed that the Parent would not further increase the price payable in the Offer and that $7.00 per EKCO Share was the highest price that could be obtained from the Parent;

     (vi)  in view of the extensive efforts of both the Company and Lehman Brothers to find financial and strategic partners and potential acquirors, that it was highly unlikely that any other party would propose to enter into a transaction more favorable to the Company and its stockholders;

    (vii)  that the terms of the Merger Agreement were determined through arm's-length negotiations between the Company Board and its legal and financial advisors, on one hand, and representatives of Parent, on the other, and provide for the Offer in order to allow stockholders to receive payment for their EKCO Shares on an accelerated basis and for all stockholders to receive the same cash consideration;

   (viii)  that $7.00 per EKCO Share was the highest final bid received by the Company Board and that the final bid reflected the results of a comprehensive auction procedure;

     (ix)  the ability of stockholders who object to the Merger to obtain "fair value" for their EKCO Shares if they exercise and perfect their appraisal rights under the
           DGCL;

      (x)  the fact that the Offer provides the stockholders with liquidity to dispose of their
           EKCO Shares which may not be available in the public market due to the low level of trading volume of the EKCO Common Stock on the AMEX (and NYSE) prior to the announcement of the Offer (an average daily trading volume of 27,000 shares since
           June 23, 1999).

     (xi)  the amount of consideration to be received by the Company's stockholders in the
           Offer and the Merger pursuant to the Merger Agreement, as well as the fact that stockholders would receive a cash payment with no financing condition;

    (xii)  the Company's prospects if it were to remain independent, including the risks inherent in remaining independent, and the prospects of the Company going forward as an independent company;

   (xiii)  the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

    (xiv)  the financial condition, historical results of operations and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

     (xv)  other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position;

    (xvi)  current financial market conditions, and historical market prices, volatility and trading information with respect to EKCO Common Stock;

   (xvii)  the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and that the proposed acquisition would be consummated more quickly than a stock-for-stock merger and, on the other hand, the risks to the Company if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on (a) the Company's sales and operating results, (b)
           progress of certain development projects and (c) the Company's stock price;

  (xviii)  the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations; and

    (xix)  the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal to acquire the Company in the manner provided in the Merger Agreement, and the Company may terminate the Merger Agreement and accept such Superior Proposal subject to the Company's compliance with the terms of the Merger Agreement and the Company's obligation to pay the Termination Fee in the amount and in the manner described in the Merger Agreement.

    The Company Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Company Board assigned different weights to the various factors described above.

    The Company Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the EKCO Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Company Board believes that the loss of this opportunity was fully reflected in the Offer price of $7.00 per EKCO Share. The Company Board recognized that there can be no assurance as to the level of growth or profits to be attained by Company, if it remained independent, or by the Surviving Corporation in the future.

    It is expected that, if the EKCO Shares are not purchased by the Purchaser in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

    In order to determine the fairness of the terms of the Offer and the Merger and to approve the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, the Board considered the written opinion of Lehman Brothers with respect to the financial evaluation of the Company and of the Offer and the Per Share Price.

    On August 4, 1999, the Company Board, by unanimous vote of all directors, based upon, among other things, the opinion of Lehman Brothers determined that the Merger Agreement and the transaction contemplated thereby, are fair to, and in the best interests of, the Company, approved the Merger Agreement, the Offer and the Merger, declared the Merger Agreement to be advisable and recommended that stockholders accept the Offer and tender their EKCO Shares pursuant to the Offer.

    THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN BROTHERS IS ATTACHED HERETO AS EXHIBIT 7. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION CAREFULLY AND IN ITS ENTIRETY. SUCH OPINION IS DIRECTED TO THE COMPANY BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND ADDRESSES ONLY THE FAIRNESS (FROM A FINANCIAL POINT OF VIEW) OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF EKCO SHARES (OTHER THAN PARENT AND ITS AFFILIATES) IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT. SUCH OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER EKCO SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER. IN LIGHT OF THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER, THE MERGER, THE MERGER AGREEMENT, AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND THE MERGER AGREEMENT, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR EKCO SHARES TO THE PURCHASER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated April 16, 1999, the Company retained Lehman Brothers' services as investment banker in connection with the proposed sale of the Company. If the Offer and the Merger are consummated, the Company has agreed to pay Lehman Brothers an aggregate fee of approximately $2.0 million for acting as financial adviser in connection with the transaction, including rendering a fairness opinion. Lehman Brothers was paid $500,000 of this fee on delivery of its written opinion, to be credited against the aggregate fee to be paid to Lehman Brothers by the Company under the Letter Agreement. The Company also has agreed to reimburse Lehman Brothers for its reasonable expenses (including reasonable professional and legal fees and disbursements).

    In the ordinary course of its business, Lehman Brothers and its affiliates may actively trade in the securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Since June 13, 1999, 60 days prior to the date of this Schedule 14D-9, through August 9, 1999, none of the Company, Parent, Purchaser, any majority-owned subsidiary thereof, any director or executive officer thereof and no pension, profit-sharing or similar plan of the Company, Parent or Purchaser has effected any purchases or sales of the EKCO Shares, except as follows:

                                                                                                       NUMBER OF EKCO
STOCKHOLDER                                                            TRANSACTION DATE    ACTION          SHARES
---------------------------------------------------------------------  ----------------  -----------  -----------------

EKCO Group, Inc......................................................       7/4/99          Sale             17,114
  Employee Stock Purchase Plan

EKCO Group, Inc......................................................      7/12/99          Sell                 53
  Dividend Reinvestment Plan

Jeffrey A. Weinstein.................................................       7/4/99           Buy                500
  Executive Vice President of the Company

    (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all EKCO Shares held of record or beneficially owned by them (other than EKCO Shares issuable upon exercise of EKCO Options and EKCO Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    Pursuant to the Merger Agreement, the Purchaser has requested that the Company commence the Debt Offer. The Debt Offer is contingent on, among other things, the consummation of the Offer by the Purchaser in accordance with the conditions thereof. The consummation of the Debt Offer is not a condition to any of the transactions contemplated by the Merger Agreement. See "The Merger Agreement--Senior Notes and Other Indebtedness."

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

    In addition, on August 4, 1999 the Company adopted an amendment to the Rights Agreement and took such other actions so that (a) the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby including the Offer, the purchase of Ekco Shares pursuant to the Offer or the Merger, will not (i) trigger the provisions of Section 11 or
Section 13 of the Rights Agreement, (ii) result in the occurrence of a "Distribution Date" under the Rights Agreement or (iii) result in the Parent, the Purchaser or any of their affiliates becoming an "Acquiring Person" under the Rights Agreement and (b) the rights issued pursuant to the Rights Agreement will expire at, and subject to, the consummation of the Offer.

    As a Delaware corporation, the Company is subject to section 203 ("Section 203") of the General Corporation Law of the State of Delaware. Section 203 prevents an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentiality whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Company has approved the Merger Agreement and the Purchaser's acquisition of the Ekco Shares pursuant to the Offer and the Merger and, therefore, Section 203 is inapplicable to such transactions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger among Ekco Group, Inc., CCPC Acquisition Corp. and
           EG Two Acquisition Co., dated as of August 5, 1999.

Exhibit 2  Amendment to the Agreement and Plan of Merger among Ekco Group, Inc., CCPC
           Acquisition Corp. and EG Two Acquisition Co., dated as of August 10, 1999.

Exhibit 3  Guarantee dated August 5, 1999 exclusively executed by Borden, Inc. in favor of
           Ekco Group, Inc.

Exhibit 4  Confidentiality Agreement between Ekco Group, Inc. and Borden, Inc., dated as of
           May 3, 1999.

Exhibit 5  Letter to Stockholders of Ekco Group, Inc., dated August 11, 1999.*

Exhibit 6  Press Release issued by Ekco Group, Inc., CCPC Acquisition Corp. and EG TWO
           Acquisition Co. on August 5, 1999 (incorporated by reference to Exhibit 99.1 to
           Ekco Group, Inc.'s Current Report on Form 8-K reporting events occurring on
           August 5, 1999).

Exhibit 7  Opinion of Lehman Brothers, Inc., dated as of August 4, 1999.*

Exhibit 8  1984 Restricted Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.1(a) to Form 10-K for the year ended December 29, 1996).

Exhibit 9  1985 Restricted Stock Purchase Plan, as amended (incorporated herein by reference to Exhibit 10.1(b) to Form 10-K for the year ended December 29, 1996).

Exhibit    Form of Restricted Stock Purchase Agreement, as amended (incorporated herein by
10         reference to Exhibit 10.1(b) to Form 10-K for the year ended January 1, 1995,
           Exhibit 10.1(c)(3) to Form 10-K for the year ended December 31, 1995 and schedule thereto in Exhibit 10.1(c)(2) to Form 10-K for the year ended December
           29,1996).

Exhibit    Form of Restricted Stock Purchase Agreement, as amended (incorporated by
11         reference to Exhibits 10.1(d) to Form 10-K for the year ended December 31,
           1995).

Exhibit    1987 Stock Option Plan, as amended, including forms of incentive stock option
12         and non-qualified stock option agreements (incorporated herein by reference to
           Exhibit 10.2(a) to Form 10-K for the year ended December 28, 1997).

Exhibit    Form of Non-Qualified Stock Option and Repurchase Agreement, as amended
13         (incorporated herein by reference to Exhibit10.2(b)(2)(i) to Form 10-K for the year ended December 31, 1995).

Exhibit    Schedule to Form of Non-Qualified Stock Option and Repurchase Agreement, as
14         amended.

Exhibit    Form of Non-Qualified Stock Option Agreement (incorporated herein by reference
15         to Exhibit 10.2(e) to Form 10-K for the year ended December 29, 1996).

Exhibit    Form of Non-Qualified Stock Option and Repurchase Agreement (incorporated herein
16         by reference to Exhibit 10.2(e) to Form 10-K for the year ended December 28,
           1997 and Exhibit 10.2(b)(2) to Form 10-K for the year ended January 3, 1999).

Exhibit    Form of Non-Qualified Stock Option Agreement (incorporated herein by reference
17         to Exhibit 10.2(f) to Form 10-K for the year ended December 28, 1997).

Exhibit    Form of Indemnity Agreement for officers and directors, originally filed as
18         Exhibit 10.3(c) to Form 10-K for the year ended January 1, 1995 (incorporated herein by reference to Exhibit 10.3 to Form 10-K for the year ended January 3,
           1999).

Exhibit    Ekco Group, Inc. 1988 Directors' Stock Option Plan, as amended, and form of
19         Non-Qualified Stock Option and Repurchase Agreement (incorporated herein by reference to Exhibit 10.4 to Form 10-K for the year ended December 28, 1997).

Exhibit    Schedule to Form of Non-Qualified Stock Option and Repurchase Agreement
20         (incorporated herein by reference to Exhibit 10.4(a)(2) to Form 10-K for the year ended January 3, 1999).

Exhibit    Ekco Group, Inc. Employees' Stock Ownership Plan ("ESOP") effective as of
21         January 1, 1989, as amended (incorporated herein by reference to Exhibits
           10.6(a)(1) and (2) to Form 10-K for the year ended January 1, 1995, Exhibits
           10.5(a)(2) and 10.5(a)(3) to Form 10-K for the year ended December 29, 1996 and
           Exhibit 10.5(b) to Form 10-K for the year ended January 3, 1999).

Exhibit    Employment Agreement with Malcolm L. Sherman dated December 4, 1996, as amended
22         (incorporated herein by reference to Exhibit 10.6 to Form 10-K for the year ended January 3, 1999).

Exhibit    Amended and Restated Employment Agreement with Donato A. DeNovellis dated as of
23         May 25, 1995, as amended (incorporated herein by reference to Exhibit 10.3 to
           Form 10-Q for the quarterly period ended October 1, 1995, Exhibit 10.9(b) to
           Form 10-Q for the period ended June 30, 1996 and Exhibit 10.10 to Form 10-K for the year ended December 29, 1996).

Exhibit    Amended and Restated Employment Agreement with Jeffrey A. Weinstein dated as of
24         May 25, 1995 (incorporated herein by reference to Exhibit 10.2 to Form 10-Q for the quarterly period ended October 1, 1995 and Exhibit 10.10 to Form 10-K for the year ended December 29, 1996).

Exhibit    Form of Amended and Restated Employment Agreement with Brian R. McQuesten and
25         another officer dated as of May 25, 1995, as amended (incorporated herein by reference to Exhibit 10.5 to Form 10-Q for the quarterly period ended October 1,
           1995).

Exhibit    Employment Agreement with J. Jay Althoff dated September 16, 1997, as amended.
26

Exhibit    1995 Restatement of Incentive Compensation Plan for Executive Employees of Ekco
27         Group, Inc. and its Subsidiaries, as amended (incorporated herein by reference to Exhibit 10.12 to Form 10-K for the year ended December 28, 1997).

Exhibit    Ekco Group, Inc. Supplemental Executive Retirement Plan dated as of July 1,
28         1992, (incorporated herein by reference to Exhibit 10.12 to Form 10-K for the year ended January 3, 1999).

Exhibit    Form of Split Dollar Agreement (incorporated herein by reference to Exhibit
29         10.13 to Form 10-K for the year ended January 3, 1999).

Exhibit    Resolutions dated May 25, 1995 re: Ekco Group, Inc. Severance Policy.
30

------------------------

*   Included with Schedule 14D-9 mailed to stockholders

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 1999          EKCO GROUP, INC.

                                By:  /s/ DONATO A. DENOVELLIS
                                     -----------------------------------------
                                     Donato A. DeNovellis
                                     Title: Executive Vice President and Chief
                                            Financial Officer

                                   SCHEDULE I
                                EKCO GROUP, INC.
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about August 12, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Ekco Group, Inc., a Delaware corporation (the "Company"), to the holders of record shares of the Company's (i) common stock, par value $.01 per share, and the related series A preferred share purchase rights (collectively, the "EKCO Common Stock") issued pursuant to the Rights Agreement dated March 27, 1987, as amended, between the Company and American Stock Transfer & Trust Company, and (ii) series B ESOP convertible preferred stock, par value $.01 per share (the "ESOP Preferred Stock" and, together with the EKCO Common Stock, the "EKCO Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Company's Board of Directors (the "Company Board").

    On August 5, 1999, the Company, CCPC Acquisition Corp., a Delaware corporation (the "Parent"), and EG Two Acquisition Co., a Delaware corporation, and a subsidiary of the Parent (the "Purchaser"), entered into an Agreement and Plan of Merger, as amended on August 10, 1999 (collectively, the "Merger Agreement"), pursuant to which (i) the Purchaser will commence a tender offer to purchase all of the outstanding EKCO Shares at a price of $7.00 per EKCO Share, net to the seller in cash, without interest thereon (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated August 11, 1999 and in the related Letter of Transmittal (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer"), and (ii) the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation") under the name "Ekco Group, Inc." as a wholly owned subsidiary of the Parent. The Parent and the Purchaser are affiliates of Borden, Inc., a New Jersey corporation ("Borden").

    The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding EKCO Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors ("Purchaser Designees") on the Company Board as will give the Purchaser representation proportionate to its ownership interest. The Merger Agreement requires the Company to take all action necessary to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    The information contained in this Information Statement concerning the Parent and the Purchaser has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase by the Purchaser of the EKCO Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of Purchaser Designees, rounded up to the next whole number, on the Company Board as will give the Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of EKCO Shares beneficially owned by the Purchaser, the Parent or any of their affiliates bears to the total number of EKCO Shares outstanding, and Ekco will at such time, promptly take all action necessary to cause the Purchaser Designees to be elected to the Company Board, including either increasing the size of the Company Board or securing the resignations of incumbent directors or both. At such time, the Company will cause the Purchaser Designees to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of such board, in each case only to the extent permitted by law.

    Notwithstanding the foregoing, following the election of the Purchaser's designees to the Company Board, until the Effective Time, (i) the Purchaser will only be entitled to designate up to that number of directors that is one less than the total number of directors on the Company Board and regardless of the total number of such directors, and the Company Board will have at least one director who was a director on August 5, 1999 (provided that the Company will cause there to be at least three directors), and (ii) any amendment to the Merger Agreement adverse to the Company, its stockholders, directors, officers or employees, termination of the Merger Agreement by the Company, amendment of the indemnification or exculpation provisions of the certificate of incorporation or by-laws of the Company in effect on August 5, 1999, extension of time for the performance of the Parent's or the Purchaser's obligations under the Merger Agreement, waiver of any conditions for the benefit of the Company or any of the obligations or other acts of the Parent or the Purchaser, or any waiver or exercise of the Company's or its stockholders' rights, remedies or benefits under the Merger Agreement will require (in addition to the approval of the Company Board as a whole) the approval of a majority of the directors, or of the director, of the Company then in office who was or were director(s) on August 5, 1999, and (iii) the Parent will cause the Purchaser not to, and the Purchaser will not take any action to cause its designees to constitute a greater number of directors than provided in the Merger Agreement.

    The Purchaser Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. If necessary, the Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the following individuals owns any EKCO Shares. In addition, none of the following individuals is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below.

                                   DIRECTORS

    1. DIRECTORS. The name, age, present principal occupation or employment and five-year employment history of each director are set forth below. All directors listed below are citizens of the United States of America. The business address of Messrs. Kidder, Carter, Stoll, Kelley and Ms. Reardon is 180 East Broad Street, Columbus, Ohio 43215. The business address of Messrs. Kravis, Stuart, Navab and Robbins is 9 West 57th Street, New York, New York 10019. The business address of Mr. Roberts is 2800 Sand Hill Road, Menlo Park, California 94025. The business address of Mr. Campanella is One Pyrex Place, P.O. Box 1555, Elmira, New York 14902.

                                                             PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
NAME                                                              EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------

C. Robert Kidder....................  C. Robert Kidder (age 54) is Chairman of the Board and Chief Executive
                                      Officer of Borden, a position he has held since January 10, 1995. He is also President of the Purchaser. He also serves as a

                                                             PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
NAME                                                              EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------
                                      Director of Borden Foods Corporation, Borden Chemical, Inc., Wise Foods
                                      Holdings, Inc., Elmer's Holdings, Inc., CCPC Holding Company, Inc. and
                                      reSource Partner, Inc. He served as Chairman of the Board of Duracell
                                      International Inc. and Duracell, Inc. from August 1991 through October 1994 and was Chairman of the Board and Chief Executive Officer of both companies from April 1992 through September 30, 1994, Chairman of the Board,
                                      President and Chief Executive Officer of both companies from August 1991 until April 1992, and President and Chief Executive Officer of both companies from June 1988 until August 1991. He is also a Director of
                                      Electronic Data Systems Corporation, AEP Industries, Inc. and Morgan
                                      Stanley, Dean Witter, Discover & Co.

Henry R. Kravis.....................  Henry R. Kravis (age 55) acted as Chairman of the Board of Borden from
                                      December 21, 1994 to January 10, 1995. He has been a member of KKR & Co.,
                                      LLC since 1996, was a General Partner of Kohlberg Kravis Roberts & Co. from its establishment through 1995 and has been a General Partner of KKR
                                      Associates, L.P. since its establishment. He is also a Director of Accuride
                                      Corporation, Amphenol Corporation, The Boyds Collection, Ltd., Evenflo
                                      Company Inc., The Gillette Company, IDEX Corporation, KinderCare Learning
                                      Centers, Inc., KSL Recreation Corporation, Owens-Illinois, Inc., PRIMEDIA
                                      Inc., Randall's Food Markets, Inc., Regal Cinemas, Inc., Safeway, Inc.,
                                      Sotheby's Holdings, Inc., and Spalding Holdings Corporation. He is a member of the Executive Committee of the Borden Board. Messrs. Kravis and Roberts
                                      are first cousins.

George R. Roberts...................  George R. Roberts (age 55) has been a member of KKR & Co., LLC since 1996, was a General Partner of Kohlberg Kravis Roberts & Co. from its establishment through 1995, and has been a General Partner of KKR
                                      Associates, L.P. since its establishment. He is also a Director of Accuride
                                      Corporation, Amphenol Corporation, The Boyds Collection, Ltd., Evenflo
                                      Company Inc., IDEX Corporation, KinderCare Learning Centers, Inc., KSL
                                      Recreation Corporation, Owens-Illinois, Inc., PRIMEDIA Inc., Randall's Food
                                      Markets, Inc., Regal Cinemas, Inc., Safeway, Inc., and Spalding Holdings
                                      Corporation. Messrs. Kravis and Roberts are first cousins.

Alexander Navab.....................  Alexander Navab (age 33) is a Director of Borden and also serves as a director of Elmer's Products, Inc., Wise Foods, Inc., Borden Chemical,
                                      Inc., CCPC Holding Company, Inc. and Borden Foods Corporation. He has been an Executive of KKR since June 1993. He was employed by James D. Wolfensohn
                                      Incorporated, an investment banking firm, from September 1991 to June 1993.
                                      He is also a Director of KAMAZ, Inc., KSL Recreation Corporation, Regal
                                      Cinemas Inc. and World Color Press, Inc. He is a member of the Audit
                                      Committee of the Borden Board of Directors.

                                                             PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
NAME                                                              EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------
Clifton S. Robbins..................  Clifton S. Robbins (age 41) is a Director of the Borden and also serves as a Director of Borden Chemical, Inc., Borden Foods Corporation, CCPC Holding
                                      Company, Inc. and BCP Management, Inc. He has been a member of KKR & Co.,
                                      LLC since 1996, was a General Partner of Kohlberg Kravis Roberts & Co. and
                                      has been a General Partner of KKR Associates, L.P. since January 1995. He began as an Executive with Kohlberg Kravis Roberts & Co. in 1987. He is also a Director of AEP Industries, Inc., IDEX Corporation, KinderCare
                                      Learning Centers, Inc., and Regal Cinemas, Inc. He is Chairman of the
                                      Compensation Committee and a member of the Executive Committee of the
                                      Borden Board of Directors.

Scott M. Stuart.....................  Scott M. Stuart (age 40) is a Director of Borden and also serves as
                                      Director of Borden Chemical, Inc., Borden Foods Corporation and CCPC
                                      Holding Company, Inc. He has been a member of KKR & Co., LLC since 1996, and has been a General Partner of KKR Associates, L.P. since January 1995.
                                      He was a General Partner of KKR from January 1995 until January 1, 1996 when he became a member of the limited liability company which serves as the general partner of KKR. He has been an Executive with KKR since 1986.
                                      He is a Director of AEP Industries, Inc., and World Color Press, Inc., The
                                      Boyds Collection, Ltd., and KSL Recreation Corporation.

William H. Carter...................  William H. Carter (age 46) is Executive Vice President and Chief Financial
                                      Officer of Borden, a position he has held since April 1998. He is also a
                                      Director of Elmer's Products, Inc., BCP Management, Inc., Borden Chemical,
                                      Inc., AEP Industries, Inc., reSource Partner, Inc., Borden Foods
                                      Corporation, CCPC Holding Company, Inc. and Wise Foods Inc. Prior to
                                      joining Borden in 1995, he served as the Price Waterhouse LLP engagement partner responsible for Borden.

Nancy A. Reardon....................  Nancy A. Reardon (age 46) was elected Senior Vice President, Human
                                      Resources and Corporate Affairs effective March 3, 1997. She is also a
                                      Director of Borden Chemical, Inc., Elmer's Products, Inc., Wise Foods,
                                      Inc., Borden Foods Corporation, reSource Partner, Inc. and CCPC Holding
                                      Company, Inc. Previously Ms. Reardon was Senior Vice President--Human
                                      Resources and Communications for Duracell International, Inc. from 1991 through February 1997.

Kevin M. Kelley.....................  Kevin M. Kelley (age 41) Executive Vice President-Corporate Strategy and
                                      Development Borden since April 5, 1999. He is also a Director of Borden
                                      Chemical, Inc., Elmer's Products, Inc., Wise Foods, Inc., Borden Foods
                                      Corporation, reSource Partner, Inc. and CCPC Holding Company, Inc. Prior
                                      thereto he was a Managing Director at Ripplewood Holdings LLC from 1996, a
                                      Managing

                                                             PRESENT PRINCIPAL OCCUPATION
                                                              OR EMPLOYMENT AND FIVE-YEAR
NAME                                                              EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------
                                      Director at Onex Investment Corporation from 1995 to 1996, and a founding partner of Bannon & Co., Inc. from 1991 to 1994.

William Stoll, Jr...................  William F. Stoll, Jr. (age 51) has been Senior Vice President and General
                                      Counsel since July 1, 1996. He is also a director of Borden Chemical, Inc.,
                                      Elmer's Products, Inc., Wise Foods, Inc., Borden Foods Corporation, BCP
                                      Management, Inc., reSource Partner, Inc. and CCPC Holding Company, Inc.
                                      Prior to joining Borden he was a Vice President of Westinghouse Electric
                                      Corporation since 1993, and served as its Deputy General Counsel from 1988 to 1996.

Peter F. Campanella.................  Peter F. Campanella (age 53) is President and Chief Executive Officer of
                                      CCPC Holding Company, Inc., (formerly Corning Consumer Products Company)
                                      since April 1996; prior to that he was Senior Vice President and General
                                      Manager of Corning, Inc's Science Products Division from 1994 to 1996.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table and text set forth, as of August 11, 1999, as to each director and executive officer of the Company, his age, principal occupation and business experience.

NAME                                                      AGE                           POSITIONS
----------------------------------------------------     -----     ----------------------------------------------------
Malcolm L. Sherman..................................          68   Chief Executive Officer and Chairman of the Board of
                                                                   Directors
Donato A. DeNovellis................................          54   Executive Vice President, Finance and Administration
                                                                   and Chief Financial Officer
Jeffrey A. Weinstein................................          48   Executive Vice President
J. Jay Althoff......................................          34   Vice President, Secretary and General Counsel
Peter D. Conopask...................................          50   Vice President, Information Technology and Chief
                                                                   Information Officer
Brian R. McQuesten..................................          50   Vice President and Controller
George W. Carmany, III. ............................          59   Director
Michael G. Frieze...................................          61   Director
Avram J. Goldberg...................................          69   Director
Kenneth J. Novack...................................          57   Director
Stuart B. Ross......................................          62   Director
Alan D. Solomont....................................          50   Director
Bill W. Sorenson....................................          68   Director
Herbert M. Stein....................................          70   Director

    MALCOLM L. SHERMAN has served as Chief Executive Officer since December 1996, as Chairman of the Board since July 1996, a director of the Company since May 1995, and as a consultant to the Company from February 1993 to December 1996. Since February 1993, Mr. Sherman has served as Chairman of the Board of Advisors of the several Gordon Brothers companies (a group of companies which provide retail, merchant and financial services to the retail community as well as serve as wholesalers of fine jewelry). He was Chairman and Director of K.T. Scott, Ltd. (a chain of wallpaper and window treatment stores) from January 1991 to August 1995. Mr. Sherman has had many years of experience in the retail and housewares industries, including service to Zayre Stores (a chain of general merchandise discount stores) in a number of executive capacities which included Chairman from 1982 to 1987, and from 1975 to 1987 service to Zayre Corporation (a group of companies engaged in retail businesses) as its Executive Vice President.

    DONATO A. DENOVELLIS has served as Executive Vice President, Finance and Administration since October 1994 and as Chief Financial Officer since July 1993. He served as Vice President from July 1993 to October 1994. Since September 1996, Mr DeNovellis has served as Senior Vice President and Chief Financial Officer of Ekco Housewares, Inc.

    JEFFREY A. WEINSTEIN has served as Executive Vice President since April 1985. He has also served as President and Managing Director of Ekco International, Inc., since July 1997. He served as Secretary to the Company from February 1988 to October 1997 and as General Counsel from October 1978 to October 1997. From July 1996 to April 1997, Mr Weinstein served as President of Ekco Consumer Plastics, Inc.

    J. JAY ALTHOFF has served as Vice President, Secretary and General Counsel since October 1997. Prior to joining the Company, from September 1993 to September 1997 Mr. Althoff was an associate with Ropes & Gray (a law firm) working with corporate clients. From August 1987 through October 1989, Mr. Althoff was an associate in the Capital Markets Group of Westpac Banking Corporation (an Australian bank).

    PETER D. CONOPASK has served as Vice President, Information Technology, and Chief Information Officer since February 1999. Prior to joining the Company, from June 1996 to February 1999,

Mr. Conopask served as Chief Information Officer and Director of Information Systems and Telecommunications of Toray Plastics (America), Inc. (a Japanese process manufacturer of plastic films and chemicals), and from 1990 to May 1996, he served as Director of Information Services & Telecommunications for Cranston Print Works Co. (a manufacturer and designer of textiles, chemicals and related services).

    BRIAN R. MCQUESTEN has served as Vice President since February 1996, and as Controller since May 1987.

    MR. CARMANY has served as a director of the Company since February 1997 and is President of G.W. Carmany Company, which he established in 1995. From 1975 until 1994, he served American Express Company (a global travel and financial services company) in senior positions in that company's international banking division and at the corporate level, including Senior Executive Vice President, Treasurer and Director of its subsidiary The Boston Company (an investment manager and private bank) from July 1990 to May 1993 and Chairman of Olympia and York Noteholders Steering Committee from November 1992 to April 1994. Mr. Carmany is a director of Equivest Finance, Inc. (a finance company).

    MR. FRIEZE has served as a director of the Company since February 1997. Mr. Frieze joined the Gordon Brothers companies in 1966, and he has served Gordon Brothers Corporation (a jewelry distributor) as Chairman since January 1992, Chief Executive Officer since January 1991, Executive Vice President since October 1993 and Treasurer since October 1990. He has served Gordon Brothers Retail Partners, Inc. (a merchant services company) as Chief Executive Officer, Executive Vice President and Treasurer since January 1992. In addition, he also serves various other Gordon Brothers companies in similar executive capacities, including Gordon Brothers Group (an asset disposition company), Gordon Brothers Equity Partners (a financial services company), Gordon Brothers Capital Corporation (a financial services company), Gordon Brothers Ltd. (a U.K. merchant services company) and Kurt Gutmann Jewelry, Inc. (an importer and distributor of gold and jewelry).

    MR. GOLDBERG has served as a director of the Company since February 1997 and has been Chairman of The AVCAR Group since 1990. From 1958 to 1989, Mr. Goldberg served The Stop & Shop Companies, Inc. (a chain of supermarket and mass retailing stores) in a number of senior executive positions, including Chairman of the Board and Chief Executive Officer from 1985 to 1989. Mr. Goldberg serves as a director of Whole Foods Market, Inc. (a chain of natural foods supermarkets).

    MR. NOVACK has served as a director of the Company since March 1998 and as a consultant to the Company since December 1996. Since August 1998, he has been Vice Chairman of America Online, Inc. He is Of Counsel to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., which he joined in 1966 and served as a member until August 1998. Mintz, Levin, Cohn, Ferris Glovsky and Popeo, P.C. has served as outside legal counsel to the Company since 1988, and Mr. Novack also served as outside legal counsel to the Company from 1988 until August 1998.

    MR. ROSS has served as a director of the Company since February 1989. He has served as the Executive Vice President, XEROX Corporation (a worldwide document company) and Chairman and Chief Executive Officer, XEROX Financial Services, Inc. (a financial services company) since May 1990. Mr. Ross serves as a director of Hansberger Global Investors, an investment company.

    MR. SOLOMONT has served as a director of the Company since July 1998. He has been Co-Chairman and Co-Chief Executive Officer of Solomont Bailis Ventures, LLC (a health services and elder care organization) since May 1998. He was the Chairman and Chief Executive Officer of the A.D.S. Group (an eldercare services organization), which he founded in 1984, until December 1996 when that company was sold to the Multicare Companies. He served the Multicare Companies as Vice Chairman from December 1996 to March 1997 and as a consultant from March 1997 to October 1997, when the Multicare Companies were sold to Genesis Health Ventures (an eldercare services company). Mr. Solomont served as a consultant to Genesis Health Ventures through May 1998. He has been a director of Boston Private Bank & Trust Company since May 1999.

    MR. SORENSON has served as a director of the Company since October 1986 and has been Chairman and a director of Management Resources of America, Inc. (a management consulting firm) since January 1986 and was its Chief Executive Officer from January 1986 to May 1994. He has been Chairman and a director of American Sports Products Group, Inc. (a holding company that owns sports equipment manufacturing business) since May 1994.

    MR. HERBERT STEIN has served as a director of the Company since September 1981. He has served as Chairman of Organogenesis Inc. since February 1991 and as its Chief Executive Officer and a director since 1987. Mr. Stein has also served as President of H. M. Stein & Co., Inc. since 1970. He is a director of Apogee Technology (a company engaged in research and development of digital amplification).

    The directors of the Company consist of no less than six and no more than eleven as determined from time to time by the Company Board. The directors are elected at the annual meeting of stockholders except for vacancies and newly created directorships. Directors hold office until their successors are elected and duly qualified or until the earlier of their death, resignation or removal.

    The executive officers of the Company are elected annually by the Company Board and serve, subject to the provisions of any employment agreement between the executive and the Company, until their respective successors are chosen and qualified or until their earlier resignation or removal.

BOARD COMMITTEES AND MEETINGS

    The Company Board held a total of six meetings during the fiscal year ended January 3, 1999 ("Fiscal 1998"), and the various committees of the Company Board met a total of five times. All of the members of the Company Board attended at least 75% of the aggregate of all meetings held by the Company Board and the committees of the Company Board upon which they served, except for Mr. Sorenson who attended 71%. In addition, from time to time, the members of the Company Board and its committees act by unanimous written consent pursuant to Delaware law. The Company Board has an Audit Committee, a Compensation Committee and an Executive Committee. It does not have a nominating committee or a committee performing the functions of a nominating committee.

    AUDIT COMMITTEE. The Audit Committee currently consists of three non-employee directors: George W. Carmany, III, Kenneth J. Novack and Herbert M. Stein. The Audit Committee reviews the engagement of the Company's independent auditors. The Audit Committee also reviews the audit fees of the independent auditors and the adequacy of the Company's internal accounting procedures. The Audit Committee met once in Fiscal 1998.

    COMPENSATION COMMITTEE. The Compensation Committee currently consists of three non-employee directors: George W. Carmany, III, Michael G. Frieze and Stuart B. Ross. The Compensation Committee reviews, approves and makes recommendations regarding the Company's compensation policies, practices and procedures to ensure that the legal and fiduciary responsibilities of the Company Board are carried out and that such policies, practices and procedures contribute to the success of the Company. The Compensation Committee administers the Company's 1984 and 1985 Restricted Stock Plans (collectively, the "1984 and 1985 Plans"), the 1987 Stock Plan (the "1987 Stock Plan") and the 1984 Employee Stock Purchase Plan. The Committee met three times during Fiscal 1998.

    THE EXECUTIVE COMMITTEE. The Executive Committee currently consists of Malcolm L. Sherman, Avram J. Goldberg and Bill W. Sorenson. The Executive Committee has the authority to take all actions that could be taken by the full Company Board with certain exceptions. The Executive Committee meets as necessary between regularly scheduled meetings of the Company Board to take such action as is advisable for the efficient operation of the Company. The Executive Committee did not meet during Fiscal 1998.

COMPENSATION OF DIRECTORS

    Directors of the Company who are not employees receive an annual fee of $10,000, a fee of $1,000 for each Company Board meeting attended, including telephonic meetings, and reimbursement of meeting travel expenses. Such directors also receive a fee of $1,000 for attendance at each meeting of a committee of the Company Board, including telephone meetings. Mr. Sherman, an employee director, does not receive additional compensation for serving on the Company Board.

DIRECTORS STOCK OPTIONS.

    1988 DIRECTORS STOCK OPTION PLAN. The 1988 Directors' Stock Option Plan (the "Directors' Plan"), as amended, provides for the granting of non-qualified stock options to purchase EKCO Common Stock to non-employee directors of the Company. Under the terms of the Directors' Plan, EKCO Options (as defined below) are automatically granted to outside directors who are not employees of the Company or an affiliate of the Company, who have not been so employed within one year before the time of grant, and have been elected as a director by the stockholders of the Company, at the time they so qualify. No outside director may be granted more than one EKCO Option. The option exercise price for each share of EKCO Common Stock covered by an EKCO Option is the fair market value of such share on the date the EKCO Option is granted. Each director EKCO Option covers that number of shares determined by dividing $100,000 by the fair market value of a share of EKCO Common Stock on the date of grant, but in no event may the number of shares subject to such option be greater than 50,000. Each EKCO Option has a term of ten years from the date of grant, subject to earlier termination as provided in the Directors' Plan.

    Each outstanding EKCO Option is exercisable at any time and from time to time in accordance with the terms of the Directors' Plan. Shares purchased pursuant to the exercise of any EKCO Option are subject to repurchase by the Company within three years of the date of grant of the EKCO Option at the exercise price upon termination of the outside director's directorship with the Company as follows: as to all EKCO Shares so purchased if termination occurs prior to the first anniversary of the date of grant of the EKCO Option; as to up to two-thirds of the EKCO Shares purchased pursuant to the EKCO Option if termination occurs prior to the second such anniversary; and as to up to one-third of the EKCO Shares purchased pursuant to the EKCO Option if termination occurs prior to the third such anniversary. The EKCO Shares cease to be subject to the right of the Company to repurchase them if termination of the directorship is due to the death of the outside director or if a change of control (as defined) of the Company occurs at any time before the outside director's directorship is terminated.

    1987 STOCK PLAN. Directors are eligible to receive stock options under the Company's 1987 Stock Plan.

    EKCO OPTIONS IN THE MERGER. Pursuant to the Merger Agreement, prior to the Effective Time, the Company will use its commercially reasonable best efforts to cause all outstanding options to purchase the EKCO Shares (in each case, an "EKCO Option") granted under the Company's stock option plans, whether or not then exercisable, to be canceled by the Company and exchanged for a cash payment, paid by the Surviving Corporation equal to the product of (i) the number of EKCO Shares previously subject to such EKCO Option and (ii) the excess, if any, of the Per Share Price over the exercise price per EKCO Share previously subject to such EKCO Option. See "Certain Transactions--Arrangements with Executive Officers, directors and Affiliates of the Company--Options" in the Schedule 14D-9.

INDEMNIFICATION AND INSURANCE.

    For a discussion of certain agreements by the Parent with respect to indemnification of, and insurance for, directors and officers of the Company, see "The Merger Agreement--Directors' and Officers' Indemnification and Insurance" in the Schedule 14D-9.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of the close of business on August 9, 1999, the number of shares of EKCO Common Stock and ESOP Preferred Stock beneficially owned by each person known by the Company to own more than 5% of either the outstanding EKCO Common Stock or ESOP Preferred Stock, by each director, by each individual named in the Summary Compensation Table on page I-15 hereof, and by all current executive officers and directors as a group, and the percentage of the outstanding EKCO Common Stock and ESOP Preferred Stock which such shares represent. Except as indicated in the accompanying notes and except in the case of the trust of the Company's Employees' Stock Ownership Plan (the "ESOP"), which holds shares of ESOP Preferred Stock and EKCO Common Stock on behalf of participants in the ESOP who have voting power and investment power as set forth in the ESOP, the owners have sole voting and investment power with respect to the shares. Attached to each share of EKCO Common Stock is a preferred share purchase right to acquire one-one hundredth of a share of the Company's series A junior participating preferred stock, par value $.01 per share, which rights are not presently exercisable.

                                                AMOUNT AND                               AMOUNT
                                                NATURE OF                             OF BENEFICIAL        PERCENT
                                                BENEFICIAL           PERCENT OF       OWNERSHIP OF         OF ESOP
                                               OWNERSHIP OF            COMMON             ESOP            PREFERRED
           BENEFICIAL OWNERS                   COMMON STOCK           STOCK(1)       PREFERRED STOCK        STOCK
----------------------------------------  ----------------------  -----------------  ---------------  -----------------

First Manhattan Co. ....................         2,231,325(2)              11.6%               --                --
437 Madison Avenue
New York, New York 10022

Tweedy, Browne Company L.P. ............         1,614,175(3)               8.4%               --                --
TBK Partners, L.P.

Vanderbilt Partners, L.P. ..............
52 Vanderbilt Avenue
New York, NY 10017

Pioneering Investment Management,
Inc.....................................         1,285,800(4)               6.7%               --                --
(a/k/a Pioneering Management Corp.)
60 State Street
Boston, MA 02109

Dimensional Fund Advisors Inc. .........         1,177,700(5)               6.1%               --                --
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

George W. Carmany, III..................            80,753(6)(7)(8)             *              --                --
Stuart W. Cohen.........................            49,751(8)(9) 10)             *             --                --
Donato A. DeNovellis....................           274,385(6)(8)        11)           1.4%        4,592             *
Michael G. Frieze.......................           104,753(7)(8)              *                --                --
Avram J. Goldberg.......................            47,753(7)(8)              *                --                --
Brian R. McQuesten......................           113,333(8)(9) 10)             *         12,691               1.4%
Kenneth J. Novack.......................            16,402(7)(8)              *                --                --
Stuart B. Ross..........................            44,373(8)                 *                --                --
Malcolm L. Sherman......................         1,131,515(7)(8) 10)           5.6%            78                 *
Alan D. Solomont........................            39,394(7)                 *                --                --
Bill W. Sorenson........................            39,114(8)                 *                --                --
Herbert M. Stein........................           103,201(8)                 *                --                --
Jeffrey A. Weinstein....................           360,489(6)(8)    10)           1.9%       16,815             1.8%
All Current Directors and Executive
Officers as a Group (14 Persons)........         2,373,064(6)(7)           11)          11.4%       34,176           3.7%

------------------------------

*   Represents holdings of less than one percent.

                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Computed on the basis of 19,159,871 shares of EKCO Common Stock outstanding, plus, in the case of any person deemed to own shares of EKCO Common Stock as a result of owning options or rights to purchase EKCO Common Stock exercisable within 60 days or ESOP Preferred Stock which is presently convertible into an equal number of shares of EKCO Common Stock by the record owner, the additional shares of EKCO Common Stock which would be outstanding upon such exercise, purchase or conversion by such person or group.

(2) Based on an amended Schedule 13G filed in February 1999 by First Manhattan Co. ("FMC"), a registered broker-dealer and investment advisor. FMC has sole voting authority with respect to 198,350 of such shares, shared voting authority with respect to 1,972,275 of such shares, sole dispositive power as to 198,350 of such shares and shared dispositive power with respect to 2,032,975 of such shares. The 2,231,325 shares includes 23,750 shares owned by family members of general partners of FMC as to which FMC disclaims dispositive power as to 20,750 of such shares and disclaims beneficial ownership as to 3,000 of such shares.

(3) Based on an amended Schedule 13D jointly filed in June 1996 by Tweedy, Browne Company, L.P. ("TBC"), T.B.K. Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt"). TBC, a registered broker-dealer and investment adviser and a member of the National Association of Securities Dealers, Inc., may be deemed to be the beneficial owner of 1,507,275 of such shares, which are held in the accounts of various customers (the "TBC Accounts"), with respect to which it has obtained sole voting authority as to 1,315,965 of such shares and shared dispositive power as to all 1,507,275 such shares. Included in the TBC shares are 410 shares held in a TBC Account for a charitable foundation of which Christopher H. Browne, a General Partner (as defined below) is a trustee. In addition, TBK and Vanderbilt, each a private investment partnership, beneficially own directly and have sole voting authority and investment discretion with respect to 76,000 and 30,900 of such shares, respectively. The aggregate number of shares of EKCO Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date of such amended Schedule 13D is 1,614,175 shares. The general partners of TBC and Vanderbilt are Christopher
    H. Browne, William H. Browne and John D. Spears (the "General Partners"). All of the General Partners and Thomas P. Knapp are general partners of TBK. The General Partners may be deemed to control TBC and Vanderbilt, and the General Partners and Thomas P. Knapp may be deemed to control TBK. The aggregate number of shares of EKCO Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,614,175 shares, with Thomas P. Knapp deemed to be the beneficial owner of 76,000 shares by reason of his being a general partner of TBK. Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of EKCO Common Stock held by the other and held in the TBC Accounts.

(4) Based upon a Schedule 13G filed in January 1999 by Pioneering Investment Management, Inc. ("Pioneering"), an investment adviser. Pioneering has sole voting and investment power with respect to all such shares.

(5) Based upon an amended Schedule 13G filed in February 1999 by Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other investment vehicles, including commingled group trusts (collectively, these investment companies and investment vehicles are referred to as the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over all of such shares that are owned by the Portfolios. Dimensional disclaims beneficial ownership of all such shares.

(6) Includes the following number of shares of EKCO Common Stock owned jointly by the following persons and their wives as to which such persons may be deemed to share voting and investment power: Mr. Carmany, 44,000 shares; and Mr. DeNovellis, 26,173 shares. Excludes 6,000 shares owned by Mr. Weinstein's children as to which Mr. Weinstein disclaims beneficial ownership.

(7) Includes the following number of shares of EKCO Common Stock currently issuable upon the exercise of stock options held by the following directors pursuant to the Company's 1988 Directors' Stock Option Plan, as amended: Mr. Carmany, Mr. Frieze and Mr. Goldberg, 19,753 shares each, 13,169 of which are subject to repurchase by the Company; Mr. Novack, 12,402 shares, of which 8,268 are subject to repurchase by the Company; Mr. Solomont, 19,394 shares, all of which are subject to repurchase by the Company; and Mr. Sherman, 16,162 shares.

(8) Includes the following number of shares of EKCO Common Stock currently issuable upon the exercise of stock options held by the following persons pursuant to the 1987 Stock Option Plan, as amended: Mr. Carmany, Mr. Frieze, Mr. Goldberg, Mr. Ross, Mr. Sorenson and Mr. Stein, 10,000 shares each, of which 6,667 shares are subject to repurchase by the Company; Mr. Novack, 3,000 shares; Mr. Cohen, 19,385 shares; Mr. DeNovellis, 191,637 shares, of which 16,291 shares are subject to repurchase by the Company; Mr. McQuesten, 36,099 shares, of which 3,024 shares are subject to repurchase by the Company; Mr. Sherman, 1,110,000 shares, of which 100,000 are subject to repurchase by the Company; Mr. Weinstein, 155,665 shares, of which 7,689 shares are subject to repurchase by the Company; and all current executive officers and directors as a group, 1,680,717 shares, of which 253,042 shares are subject to repurchase by the Company.

(9) Includes the following number of shares of EKCO Common Stock purchased pursuant to the Company's 1984 and 1985 Restricted Stock Plans, as amended, which are held in escrow, are presently subject to repurchase by the Company and as to which certain transfer restrictions apply: Mr. Cohen, 16,366 shares, Mr. DeNovellis, 37,566 shares; Mr. McQuesten, 14,258 shares; Mr. Weinstein, 28,858 shares; and all current executive officers and directors as a group, 80,682 shares.

(10) Includes the number of shares of ESOP Preferred Stock listed in the table, if any, and the following number of shares of EKCO Common Stock allocated to the ESOP accounts of the following participants: Mr. DeNovellis, 1,541 shares; Mr. McQuesten, 3,209 shares; Mr. Sherman, 275 shares; Mr. Weinstein, 4,001 shares; and all current executive officers and directors as a group, 9,026 shares. Mr. DeNovellis, an executive officer, is also the trustee of the ESOP, and Mr. DeNovellis disclaims beneficial ownership of 1,193,362 shares of ESOP Preferred Stock and EKCO Common Stock held by the ESOP (other than shares specifically allocated to his account under the ESOP).

(11) Includes 11,410 shares of EKCO Common Stock held by retirement plans of subsidiary corporations of which Mr. DeNovellis is trustee and as to which Mr. DeNovellis disclaims beneficial ownership.

                       COMPENSATION OF EXECUTIVE OFFICERS

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Company's executive compensation program is administered by the Compensation Committee of the Company Board. This report is submitted by those directors who served on the Compensation Committee in Fiscal 1998. This report includes a discussion of the compensation of Malcolm L. Sherman, the Company's Chief Executive Officer ("CEO"), and the Company's other executive officers who were executive officers in 1998, including the persons named in the Summary Compensation Table below (collectively, "Senior Management").

    The Compensation Committee has considered the effect of the limitations on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), on the Company's compensation policies and practices. Section 162(m) generally disallows a tax deduction by a public company for annual compensation in excess of $1 million paid to its CEO and to any of the Company's four other most highly compensated executives. It is the policy of the Compensation Committee and Company Board to seek to preserve tax deductibility of compensation paid to executives unless it determines that regulatory requirements to do so are contrary to the best interests of the Company and its stockholders. Compensation attributable to the exercise of non-qualified stock options under the Company's 1987 Stock Plan is excluded from the limitation on deductible compensation under Section 162(m). Compensation attributable to the Company's 1995 Incentive Plan, more fully described below, including restricted stock issued to Senior Management in fiscal 1995 pursuant to the 1984 and 1985 Plans (but excluding stock options granted under the 1987 Stock Plan), does not currently qualify for any exception to the Section 162(m) tax deduction limitations and therefore counts against the $1 million limit.

    On December 14, 1998, the Compensation Committee and the Company Board jointly reviewed the stock options issued to employees of the Company which had an exercise price higher than the market price of the EKCO Common Stock and concluded that such options were not providing the desired incentive. The Compensation Committee and the Company Board unanimously approved the grant of replacement stock options to all employees (other than the CEO) holding unexercised stock options under the 1987 Stock Option Plan with an exercise price equal to or greater than $5.00 per share. See the separate Compensation Committee Report below under "--Repricing of Stock Options" for a detailed description of this grant of replacement stock options.

    CEO COMPENSATION--The CEO's compensation was negotiated by a special committee of the Company Board in 1996 with the advice of KPMG Peat Marwick LLP ("KPMG"), who acted as independent compensation consultants to the Company, and was approved by the Compensation Committee in November 1996.

    The CEO's compensation is comprised of an annual salary of $250,000, such bonus as may be determined by the Company Board or the Compensation Committee, a stock option to purchase 900,000 shares of Common Stock pursuant to the Company's 1987 Stock Plan and other stock options granted since 1996. In 1996, KPMG compared the CEO's compensation to that of a peer group consisting of 15 consumer goods companies, some of which were substantially larger and some substantially smaller than the Company. Overall, the CEO's total compensation was at median competitive levels with respect to other recently hired chief executive officers.

    In July 1998, the CEO received a stock option to purchase 100,000 shares of Common Stock. The Compensation Committee made the grant after consultation with KPMG, who provided its opinion that the option was appropriate in view of (i) the performance of the Company over the preceding year and (ii) the CEO's compensation package. No bonus was awarded for 1998.

    SENIOR MANAGEMENT COMPENSATION--GENERAL--Compensation in Fiscal 1998 for Senior Management was based upon the Company's 1995 Incentive Compensation Plan for Executive Employees, as amended (the "1995 Incentive Plan"), for each named executive officer. The purpose of the 1995 Incentive Plan is to enable the Company and its subsidiaries to attract and retain highly qualified executive management and to motivate such individuals by providing competitive total compensation based partly on their performance and partly on the performance of the Company. The 1995 Incentive Plan provides for compensation consisting of base salary, bonuses, restricted stock (granted in fiscal 1995 through May 1997) and option grants based on the Company's performance and the participating executive's individual performance and contribution to the achievement of Company objectives.

    The structure of the 1995 Incentive Plan was originally proposed by Towers Perrin, an independent compensation consulting firm retained by the Compensation Committee. In February 1997, the Compensation Committee replaced the cash bonus component of the 1995 Incentive Plan with a cash incentive plan (the "Cash Bonus Plan") based upon the Company's operating budget as approved by the Company Board. The 1995 Incentive Plan was further modified in fiscal 1997 based upon the recommendations made to the Compensation Committee by Coopers & Lybrand, L.L.P. ("Coopers & Lybrand"), an independent executive compensation consulting firm, after comparing the 1995 Incentive Plan against published survey data representing an average of 300 companies in similar industries and/or of comparable revenue size. As modified, the 1995 Incentive Plan provided that no further grants of restricted stock would be made, that stock option grants would be at the discretion of the Compensation Committee rather than the formula originally included in the plan and that deferred compensation would be limited to a participant's bonus and up to 20% of base salary and be solely invested in interest bearing accounts.

    Target bonus amounts for participating executives remained the same for 1998 as those which had been in place for 1997. The Cash Bonus Plan provides for payment of a participating executive's target bonus for a fiscal year as follows: if the budgeted profit (as defined) is fully achieved, then 60% of the target bonus will be paid; for every variance of 5% above or below budgeted profit, payment is increased or decreased, as the case may be, by one-third of this portion of the target bonus, with no upper limit in the bonus earned from achievement of profit in excess of the budgeted profit and no target bonus payable at 85% or less of budgeted profit. The remaining 40% of the target bonus will be payable only if actual achieved profit exceeds 85% of budgeted profit, and then up to a maximum of 20% due to the successful accomplishment of goals and objectives specific to the individual, with the remaining 20% to be at the discretion of the CEO.

    FISCAL 1998 TOTAL REMUNERATION--Total remuneration for Senior Management is comprised of their base salary and stock options, more fully described below in "Long-Term Incentive Awards."

    FISCAL 1998 CASH COMPENSATION--In July 1998, the Compensation Committee approved the following increases in base salary upon the recommendation of the CEO, which reflected his evaluation of job responsibilities and performance: Mr. DeNovellis' base salary was increased by $10,000, and Mr. Weinstein's base salary was also increased by $10,000. No bonuses were paid for Fiscal 1998 to Senior Management.

    LONG-TERM INCENTIVE AWARDS--The Compensation Committee approved the grant to Senior Management for Fiscal 1998 of stock options reflected in the tables that follow pursuant to the 1987 Stock Plan. Each option granted under the 1987 Stock Plan is referred to as an "Option." Such grants were made by the Compensation Committee based upon the recommendation of the CEO after his evaluation of the grantee's job responsibilities and performance. Option grants provide the right to purchase shares of Common Stock at the fair market value on the date of grant. Each Option for Fiscal 1998 for Senior Management becomes exercisable immediately but is subject to repurchase rights of the Company which lapse over three years from the date of grant of the Option or upon the executive's death or disability, upon a change of control, or in accordance with the terms of Senior Management's employment agreements, more fully described in "--Employment, Termination of Employment and Change of Control Arrangements" below.

    The tables below and the accompanying footnotes reflect the decisions covered by the above discussion.

                                   GEORGE W. CARMANY, III
                                        MICHAEL G. FRIEZE
                                        AVRAM J. GOLDBERG
                                           STUART B. ROSS
                                         BILL W. SORENSON

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION
  DECISIONS

    Mr. Frieze, who has served on the Compensation Committee since May 12, 1998, is an executive officer of the several Gordon Brothers companies. Malcolm L. Sherman is Chairman of the Board of Advisors of the several Gordon Brothers companies.

PERFORMANCE GRAPH

    The following table compares the total shareholder return to the EKCO Common Stock with the Standard & Poors 500 Index and the Dow Jones Consumer Non-Cyclical Index for a period of five years and assumes $100 was invested on December 31, 1993. Total return assumes that dividends, if any, were reinvested. The stock performance in the table below is not necessarily indicative of future price performance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            EKO GROUP, INC.    S&P 500   DJ CONSUMER, NON-CYCLICAL
12/31/93                 100        100                        100
12/31/94                  93        101                        108
12/31/95                  87        139                        150
12/31/96                  65        171                        191
12/31/97                 115        228                        242
12/31/98                  56        293                        307

                                EKCO GROUP, INC.        S & P 500         DJ CONSUMER, NON-CYCLICAL
                             -----------------------  -------------  -----------------------------------
12/31/93...................               100                 100                       100
12/31/94...................                93                 101                       108
12/31/95...................                87                 139                       150
12/31/96...................                65                 171                       191
12/31/97...................               115                 228                       242
12/31/98...................                56                 293                       307

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth individual compensation information for the Company's CEO and each of the other four most highly compensated executive officers of the Company serving in Fiscal 1998 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL                               LONG TERM
                                                           COMPENSATION                       COMPENSATION AWARDS
                                                      ----------------------  ---------------------------------------------------
                                                                               RESTRICTED       SECURITIES          ALL OTHER
               NAME AND                                                           STOCK         UNDERLYING           ANNUAL
               PRINCIPAL                               SALARY       BONUS       AWARD(S)       OPTIONS/SARS       COMPENSATION
              POSITION(S)                   YEAR       ($)(2)        ($)        ($)(3)(4)        (#)(3)(5)           ($)(6)
---------------------------------------  -----------  ---------  -----------  -------------  -----------------  -----------------
Malcolm L. Sherman.....................        1998     250,000          --            --              100,000         15,667
Chairman and Chief Executive                   1997     250,000          --            --              110,000         23,674
Officer                                        1996      18,108          --            --      900,000/100,000         76,612

Jeffrey A. Weinstein...................        1998     254,815          --            --               70,419         18,349
Executive Vice President                       1997     244,507          --            --               15,000*        28,916
and President, EKCO                            1996     219,600       7,320        16,248               63,246         23,178
International, Inc.                                                                             16,491*/50,000

Donato A. DeNovellis                           1998     254,655          --            --               69,368         17,654
Executive Vice President,                      1997     236,615          --            --               35,000*        28,480
Finance & Administration                       1996     207,000       6,297        21,739              122,269         22,609
and Chief Financial Officer                                                                    24,538*/100,000

Brian R. McQuesten                             1998     135,200          --            --               23,468         21,071
Vice President and Controller                  1997     131,969          --            --                5,000*        59,621
                                               1996     113,700       2,843        18,256                4,131         14,514
                                                                                                         8,262*

Stuart W. Cohen (1)....................        1998     182,300          --            --               12,961          6,113
Former Vice President, Strategic               1997     182,300          --            --                6,424         14,148
Planning and Business                          1996     182,300          --            --               12,847*         5,127
Development

------------------------

* These options were repriced on December 14, 1998 as more fully described in Footnote 5 below.

    (1) Mr. Cohen's employment with the Company terminated on April 5, 1999.

    (2) The amounts shown include the individual's before-tax contributions to the Company's 401(k) retirement plan.

    (3) Pursuant to the Rights Agreement, with each share of EKCO Common Stock issued, including shares of EKCO Common Stock issued in connection with a compensation plan, a right to purchase one one-hundredth of a share of the Company's series A junior participating preferred stock will be issued. Such rights are not currently exercisable.

    (4) On January 3, 1999, the number of shares listed below were held in escrow pursuant to the terms of the 1984 and 1985 Plans for each named purchaser. The shares are valued as of December 31, 1998 (the last business day of Fiscal 1998) at $3.75 per share (net of consideration paid).

                                                                     NO. OF       MARKET VALUE
                                                                     SHARES       AT 12/31/98
                                                                   -----------  ----------------
Jeffrey A. Weinstein.............................................      29,290      $  106,909
Donato A. DeNovellis.............................................      38,102         139,073
Brian R. McQuesten...............................................      14,742          53,809
Stuart W. Cohen..................................................      16,366          59,736

    Of the foregoing shares, 26,900 shares of Mr. Weinstein, 35,080 shares of Mr. DeNovellis, 12,080 shares of Mr. McQuesten and all of the shares of Mr. Cohen were apportioned into five blocks ("Performance Blocks"), with each identified with a fiscal year of a 5-year period beginning with fiscal 1995 and ending with fiscal 1999, under the 1995 Incentive Plan and the individual restricted stock purchase agreements. Restrictions on disposition on shares in each Performance Block lapse either (i) if the specified Target Return on Capital (as defined) for the performance of the Company for the designated fiscal year for the Performance Block is achieved, then at the rate of 20% per year on each of the first, second, third, fourth and fifth anniversaries of the closing date (as defined) for each full year of employment following the later to occur of (a) January 1 of the year designated for the Performance Block or
(b) the closing date for the shares in such Performance Block; (ii) upon the purchaser's death, disability (as defined); (iii) upon a change of control (as defined); or (iv) upon specified continued service with the Company. The restrictions on disposition also lapse in accordance with the terms of Senior Management's employment agreements, more fully described in "--Employment, Termination of Employment and Change of Control Arrangements" below.

    The remaining shares of restricted stock are held in escrow as a result of the election made by Mr. Weinstein, Mr. DeNovellis and Mr. McQuesten to defer all or a portion of their increases in salary for fiscal 1995 in accordance with the terms of the 1995 Incentive Plan. Restrictions on disposition of such shares lapse in accordance with the terms of the 1995 Plan at the rate of 20% per year on each of the first, second, third, fourth and fifth anniversaries of the closing date (as defined), provided that the purchaser is at each such anniversary date an employee or director of the Company, upon the purchaser's death or disability (as defined) or upon a change of control (as defined).

    (5) Options to purchase the number of shares shown were granted pursuant to the 1987 Stock Plan. All EKCO Options with an exercise price equal to or greater than $5.00 per share (except for the Options to Malcolm Sherman) were replaced with stock options to purchase at $3.875 (the market price on the December 14, 1998 repricing date) that number of shares of EKCO Common Stock determined by the following formula: Multiplying the number of shares which may be exercised by a fraction, the numerator of which was $3.875 and the denominator of which was the exercise price of the applicable eligible option.

    (6) The amounts shown for Fiscal 1998 consist of (i) the sum of the economic benefit to each of the following persons for split dollar life insurance coverage plus the difference between the premiums paid in 1998 and the present value of the recoverable premium as follows: Mr. Weinstein, $11,875; Mr. DeNovellis, $11,519; and Mr. McQuesten, $5,934 (Mr. Sherman and Mr. Cohen did not have such coverage); (ii) automobile allowances to Mr. Sherman and Mr. McQuesten of $9,600 each (Mr. DeNovellis and Mr. Weinstein have the use of Company-owned automobiles instead of automobile allowances, and Mr. Cohen did not have such an allowance); (iii) the value of shares of ESOP Preferred Stock and EKCO Common Stock allocated to the account of each person for the first three quarters of ESOP plan year 1998 pursuant to the ESOP, as follows: Mr. Sherman, $1,322; Mr. Weinstein, $1,411; Mr. DeNovellis, $1,337; Mr. McQuesten, $1,207; and Mr. Cohen, $1,332; and the amount of the cash contribution allocated to the account of each person for the fourth quarter of ESOP plan year 1998 (in lieu of shares of stock after the Company's December 14, 1998 repurchase of all unallocated shares held by the ESOP, more fully described below in "Certain Relationships and Related Transactions") as follows:
Mr. Sherman, $4,745; Mr. Weinstein, $5,063 Mr. DeNovellis, $4,798; Mr. McQuesten, $4,330; and Mr. Cohen, $4,781.

OPTION GRANTS

    The following table sets forth information as to option grants made by the Company during Fiscal in 1998 to the Named Executive Officers pursuant to the 1987 Stock Plan:

                          OPTION GRANTS IN FISCAL 1998

                                          NUMBER OF                  % OF TOTAL
                                          SECURITIES                   OPTIONS                                     GRANT
                                          UNDERLYING                 GRANTED TO      EXERCISE                       DATE
                                           OPTIONS                    EMPLOYEES        PRICE      EXPIRATION      PRESENT
                 NAME                     (#)(1)(2)                IN FISCAL YEAR     ($/SH)         DATE       VALUE($)(3)
--------------------------------------  --------------             ---------------  -----------  -------------  ------------
Malcolm L. Sherman....................       100,000                       14.2%        7.8438       07-28-08       479,038

Jeffrey A. Weinstein..................        10,590                       10.0%        3.8750       02-13-02        26,298
                                              20,552                                    3.8750       02-19-03        51,037
                                              11,273                                    3.8750       02-25-04        27,994
                                               9,831                                    3.8750       02-03-05        24,413
                                              10,763                                    3.8750       03-06-06        26,728
                                               7,410                                    3.8750       07-28-08        18,401
                                              15,000*                       4.1%*       7.8438*      07-28-08*       71,856*

Donato A. DeNovellis..................        11,553                        9.9%        3.8750       08-14-03        28,690
                                              10,248                                    3.8750       02-25-04        25,449
                                              14,628                                    3.8750       02-03-05        36,326
                                              16,014                                    3.8750       03-06-06        39,768
                                               7,045                                    3.8750       02-10-08        17,495
                                               9,880                                    3.8750       07-28-08        24,535

                                              15,000*                       9.7%*       8.2500*      02-10-08*       77,637*
                                              20,000*                                   7.8438*      07-28-08*       95,808*

Brian R. McQuesten....................         3,658                        3.3%        3.8750       02-13-02         9,084
                                               3,425                                    3.8750       02-19-03         8,505
                                               4,355                                    3.8750       02-25-04        10,815
                                               4,168                                    3.8750       02-03-05        10,350
                                               5,392                                    3.8750       03-06-06        13,390
                                               2,470                                    3.8750       07-28-08         6,134
                                               5,000*                       1.4%*       7.8438*      07-28-08*       23,952*

Stuart W. Cohen.......................         4,577                        1.8%        3.8750       07-12-05        11,366
                                               8,384                                    3.8750       03-06-06        20,820

------------------------

* These options were repriced on December 14, 1998 as more fully described in Footnote 2 below and the percentage of total options granted to employees in the fiscal year was calculated on the number of shares granted prior to the occurrence of the repricing.

    (1) All of the foregoing EKCO Options were granted pursuant to the 1987 Stock Plan and individual option agreements. Pursuant to the Merger Agreement, prior to the Effective Time, the Company will use its commercially reasonable best efforts to cause all outstanding EKCO Options, whether or not then exercisable, to be canceled by the Company and exchanged for a cash payment, paid by the Surviving Corporation equal to the product of (i) the number of EKCO Shares previously subject to such EKCO Option and (ii) the excess, if any, of the Per Share Price over the exercise price per EKCO Share previously subject to such EKCO Option. See "Certain Transactions--Arrangements with Executive Officers, Directors and Affiliates of the Company--Options" in the Schedule 14D-9.

    (2) All EKCO Options (except for the EKCO Options of Malcolm L. Sherman,
CEO) with an exercise price equal to or greater than $5.00 per share were replaced with stock options to purchase at $3.875 (the market price on the December 14, 1998 repricing date) that number of shares of EKCO Common Stock determined by the following formula: Multiplying the number of shares subject to the option by a fraction, the numerator of which was $3.875 and the denominator of which was the exercise price of the applicable eligible option, rounded to the next whole number.

    (3) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the Option is exercised, so there is no assurance that the value realized by an executive will be at or near the value estimated by the Black-Scholes model. Estimated values under the model are based upon the following assumptions: stock price volatility of 0.58, future dividend yield of -0-, and risk-free interest rates of 4.53%, 4.54%, 4.55% and 4.56%, based on the 1, 2, 3 and 5-year strip yields of U.S. Treasury Securities at January 3, 1999. It was also assumed that the EKCO Options had a weighted average expected life of seven years.

OPTION EXERCISES/YEAR-END OPTION VALUES

    The table below sets forth information as to shares acquired upon exercise of options as well as the number of securities underlying stock options granted pursuant to the 1987 Stock Plan and, for the CEO when he was an outside director, the Directors' Plan, and the value of such securities as of December 31, 1998 (the last business day of Fiscal 1998) with respect to the Named Executive Officers:

             AGGREGATED OPTION EXERCISES IN FISCAL 1998 AND FISCAL
                          1998 YEAR-END OPTION VALUES

                                                                                 NUMBER OF
                                                                                SECURITIES          VALUE OF
                                                                                UNDERLYING         UNEXERCISED
                                                                                UNEXERCISED       IN-THE-MONEY
                                                                                  OPTIONS            OPTIONS
                                       SHARES ACQUIRED          VALUE          AT FY END(#)       AT FY END($)
NAME                                    ON EXERCISE(#)      REALIZED($)(1)    EXERCISABLE(2)     EXERCISABLE(3)
-----------------------------------  --------------------  ----------------  -----------------  -----------------
Malcolm L. Sherman.................               --                  --          1,126,162               -0-
Jeffrey A. Weinstein...............          170,000             848,198            155,655            26,125
Donato A. DeNovellis...............               --                  --            191,637               -0-
Brian R. McQuesten.................           80,000             422,525             36,099            10,094
Stuart W. Cohen....................               --                  --             19,385               -0-

    (1) The net value realized on exercise of stock options is calculated by subtracting the exercise price from the market value of the EKCO Common Stock as of the exercise dates. Market value is based on the closing prices of EKCO Common Stock on the New York Stock Exchange (prior to July 26, 1999, the date EKCO Common Stock began trading on the American Stock Exchange, the EKCO Common Stock was traded on the New York Stock Exchange) on the dates of exercise as reported by The Wall Street Journal as of such dates as follows as to Mr. McQuesten and Mr. Weinstein, respectively: $7.9375 on February 13, 1998 as to 10,000 and 20,000 shares, respectively; $8.00 on February 17, 1998 as to 8,500 and 16,500 shares, respectively; $7.688 on May 5, 1998 as to 11,700 and 20,000 shares, respectively; $8.375 on May 6, 1998 as to 19,800 and 23,500 shares, respectively; and $7.875 on July 23, 1998 as to 30,000 and 90,000 shares, respectively.

    (2) Includes the following number of shares of EKCO Common Stock subject to repurchase by the Company under the 1987 Stock Plan as of January 3, 1999: Mr. Sherman, 100,000 shares; Mr. Weinstein, 16,495 shares; Mr. DeNovellis, 30,452 shares; Mr. McQuesten, 7,021 shares; and Mr. Cohen, 7,078 shares.

    (3) Based upon the $3.75 closing price of the EKCO Common Stock on December 31, 1998 as reported by The Wall Street Journal. Each option has an exercise price equal to the fair market value of the EKCO Common Stock on the date of grant.

REPRICING OF OPTIONS

    On December 14, 1998, the Compensation Committee and the Company Board jointly reviewed the stock options issued to employees of the Company which had an exercise price higher than the market price of the EKCO Common Stock and concluded that such options were not providing the desired incentive. The Compensation Committee and the Company Board unanimously approved the grant to all employees (other than the CEO) holding unexercised stock options under the 1987 Stock Option Plan with an exercise price equal to or greater than $5.00 per share replacement stock options to purchase at the then current market price that number of shares of EKCO Common Stock determined by multiplying the number of shares subject to the eligible option by a fraction, the numerator of which was $3.875 (the December 14, 1998 market price) and the denominator of which was the exercise price of the applicable eligible option. No changes were made to the vesting schedule of the options as originally granted, other than precluding the employees from exercising such options for a period of six months from December 14, 1998, except in the event of death, permanent and total disability, retirement or, if the employee's option agreement or employment agreement or other agreement so specified, change of control (as defined). As a result of this grant, options to purchase 1,170,713 shares of EKCO Common Stock were exchanged for options to purchase 592,236 shares of EKCO Common Stock.

                                    GEORGE W. CARMANY III
                                        MICHAEL G. FRIEZE
                                           STUART B. ROSS

                           TEN-YEAR OPTION REPRICINGS

    The table below sets forth certain information concerning the repricing of stock options held by any executive officer of the Company which occurred on December 14, 1998:

                                              NO. OF
                                            SECURITIES          MARKET PRICE          EXERCISE
                                            UNDERLYING            OF STOCK            PRICE AT           NEW           NO. OF
                                              OPTIONS            AT TIME OF            TIME OF        EXERCISE        REPRICED
NAME                            DATE         REPRICED          REPRICING($)(1)      REPRICING($)      PRICE($)       OPTIONS(2)
----------------------------  ---------  -----------------  ---------------------  ---------------  -------------  ---------------

Malcolm L. Sherman..........         --             --                                       --              --              --
  Chairman and Chief
  Executive Officer

Jeffrey A. Weinstein........   12-14-98         27,500                3.875             10.0625           3.875          10,590
  Executive Vice President     12-14-98         60,000                3.875             11.3125           3.875          20,552
  and President and Managing   12-14-98         22,000                3.875              7.5625           3.875          11,273
  Director, Ekco               12-14-98         16,491                3.875              6.5000           3.875           9,831
  International, Inc.          12-14-98         16,491                3.875              5.9375           3.875          10,763
                               12-14-98         15,000                3.875              7.8438           3.875           7,410

Donato A. DeNovellis........   12-14-98         30,000                3.875             10.0625           3.875          11,553
  Executive Vice President,    12-14-98         20,000                3.875              7.5625           3.875          10,248
  Finance and                  12-14-98         24,538                3.875              6.5000           3.875          14,628
  Administration,              12-14-98         24,538                3.875              5.9375           3.875          16,014
  and Chief Financial          12-14-98         15,000                3.875              8.2500           3.875           7,045
  Officer                      12-14-98         20,000                3.875              7.8438           3.875           9,880

Brian R. McQuesten..........   12-14-98          9,500                3.875             10.0625           3.875           3,658
  Vice President and           12-14-98         10,000                3.875             11.3125           3.875           3,425
  Controller                   12-14-98          8,500                3.875              7.5625           3.875           4,355
                               12-14-98          6,992                3.875              6.5000           3.875           4,168
                               12-14-98          8,262                3.875              5.9375           3.875           5,392
                               12-14-98          5,000                3.875              7.8438           3.875           2,470

J. Jay Althoff..............   12-14-98         15,000                3.875              8.1875           3.875           7,099
  Vice President, General
  Counsel and Secretary

Stuart W. Cohen.............   12-14-98          7,161                3.875              6.0625           3.875           4,577
  Former Vice President,       12-14-98         12,847                3.875              5.9375           3.875           8,384
  Strategic Planning and
  Business Development

                                LENGTH OF
                                ORIGINAL
                                 OPTION
                                  TERM
                                REMAINING
                               AT DATE OF
NAME                            REPRICING
----------------------------  -------------
Malcolm L. Sherman..........            --
  Chairman and Chief
  Executive Officer
Jeffrey A. Weinstein........     38 Months
  Executive Vice President       50 Months
  and President and Managing     62 Months
  Director, Ekco                 74 Months
  International, Inc.            86 Months
                                115 Months
Donato A. DeNovellis........     56 Months
  Executive Vice President,      62 Months
  Finance and                    74 Months
  Administration,                86 Months
  and Chief Financial           110 Months
  Officer                       115 Months
Brian R. McQuesten..........     38 Months
  Vice President and             50 Months
  Controller                     62 Months
                                 74 Months
                                 86 Months
                                115 Months
J. Jay Althoff..............    106 Months
  Vice President, General
  Counsel and Secretary
Stuart W. Cohen.............     79 Months
  Former Vice President,         86 Months
  Strategic Planning and
  Business Development

------------------------

(1) The shares are valued at $3.875 per share in accordance with the terms of the 1987 Stock Option Plan.

(2) All EKCO Options (except for the EKCO Options of Malcolm L. Sherman, CEO) with an exercise price equal to or greater than $5.00 per share were replaced with stock options to purchase at $3.875 (the market price on the December 14, 1998 repricing date) that number of shares of EKCO Common Stock determined by the following formula: Multiplying the number of shares subject to the option by a fraction, the numerator of which was $3.875 and the denominator of which was the exercise price of the applicable eligible option, rounded to the next whole number.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

    In July 1992, the Company adopted the Supplemental Executive Retirement Plan (the "SERP"). The SERP is a retirement plan which uses a defined benefit formula to provide for lump sum payments to be made upon retirement, termination of employment, death or disability, to certain officers designated by the Company Board, as more fully described below. The SERP is not qualified under Section 401(a) of the Code.

    Each lump sum payment to a participant in the SERP is calculated in order to equal the actuarial equivalent of a lifetime pension. The amount of a participant's payment under the SERP is generally determined by multiplying an amount designated by the Compensation Committee with respect to such participant by such participant's years of credited service. Certain additional payments are payable to a participant under the SERP if his employment with the Company terminates within three years of a change in control and under certain other circumstances specified in the SERP. A participant's benefits under the SERP vest at 20% per year beginning upon the attainment of five years of credited service, becoming fully vested upon the attainment of ten years of such credited service; notwithstanding the foregoing, upon a change in control of the Company, all participants shall become 100% vested in their benefits in the SERP, and if such participant's employment with the Company terminates within three years after such change in control, a lump sum payment of SERP benefits shall be made to such participant.

    The estimated lump sum payments payable under the SERP to the Named Executive Officer-participants upon each such Named Executive Officer's respective normal retirement date (as defined) will be the actuarial equivalent of an annual payment of the following amounts: Mr. DeNovellis, $41,782 per annum; Mr. McQuesten, $25,075 per annum; and Mr. Weinstein, $47,151 per annum. Mr. Cohen and Mr. Sherman have not participated in the SERP.

    Notwithstanding the foregoing, the Offer will constitute a change of control under the SERP. See "Certain Transactions--Arrangements with Executive Officers--Supplemental Executive Retirement Plan" in the Schedule 14D-9.

EMPLOYMENT CONTRACTS AND ARRANGEMENTS

    The Company has entered into employment agreements with its CEO and Senior Management, as well as with other executives and management personnel. Each of the employment agreements continues until terminated by the executive or the Company. Although Mr. Cohen's employment agreement is described below, Mr. Cohen resigned from the Company on April 5, 1999 and was not entitled to any severance payments.

    MR. SHERMAN

    Mr. Sherman's employment agreement commenced on December 4, 1996. Pursuant to his agreement (as amended), Mr. Sherman receives an annual base salary of $300,000 and is eligible for an annual bonus. Mr. Sherman received a stock option for 900,000 shares of EKCO Common Stock, which option is fully vested. In addition, Mr. Sherman is entitled to participate in Company benefit plans and fringe benefits. In the event of (1) a change of control of the Company, (2) a constructive termination or termination by the Company without good cause following a change of control, or (3) his death or permanent and total disability, Mr. Sherman is entitled to all EKCO Shares which were granted, sold or optioned to him (subject only to payment of any option exercise price when due) by the Company at any time prior to such event as if all restrictions had lapsed and all events necessary to vest such rights had occurred. If Mr. Sherman becomes subject to tax under Section 4999 of the Internal Revenue Code or any similar tax as a result of any payment by the Company or any affiliate of the Company, the Company has agreed to gross-up his compensation by making an additional payment in the amount which would be equal to such tax. Further, Mr. Sherman has agreed not to compete with the Company for 36 months after the termination of his employment.

    MESSRS. DENOVELLIS, WEINSTEIN, MCQUESTEN AND COHEN

    Messrs. DeNovellis, Weinstein and McQuesten each have entered into amended and restated employment agreements, effective as of May 25, 1995, as amended, whereby they are to receive annual salaries in the sum of $260,000, $260,000, and $135,200, respectively, and are further entitled to annual performance increases and bonuses. Mr. Cohen entered into an employment agreement, effective as of June 12, 1995, whereby he was entitled to receive an annual salary of $182,300 as well as, an annual performance increase and bonus. In addition, Messrs. DeNovellis, Weinstein, McQuesten are, and Mr. Cohen was, entitled to such fringe benefits as the Company may provide for its executive employees and the use of an automobile. In addition, under such employment agreements the Company is required to provide, in any event, whether or not such coverage is provided for other executive employees generally, group life or other life insurance with a death benefit equal to at least four times such Senior Management's then current salary.

    In the event of a total or permanent disability, the Company is to provide salary and benefit coverage continuation in the case of Messrs. DeNovellis and Weinstein, for 36 months thereafter (or longer, to the extent the Company's existing policy so provides), and, in the case of Messrs. McQuesten and Cohen, 12 months thereafter (or longer, to the extent the Company's existing policy so provides), as well as outplacement benefits. If the executive dies, the executive's estate will receive a lump sum payment of one year's salary in addition to any payment received under the Company's group life insurance plan and certain other benefits. In addition, if an executive dies or is totally or permanently disabled, he is entitled to all shares of stock of the Company which were granted, sold or optioned to him by the Company (subject only to payment of any option exercise price when due) as if all restrictions had lapsed and all events necessary to vest such rights had occurred.

    The employment agreements with Senior Management also provide that if such executive is terminated without good cause prior to a change of control, then
(1) in the case of Messrs. DeNovellis and Weinstein, the Company shall pay to such executive two times his respective Lump Sum Payment Amount and, in the case of Messrs. McQuesten and Cohen, to such executive one times the respective Lump Sum Payment Amount; (2) each executive will be entitled to all EKCO shares which were granted, sold or optioned to him by the Company (subject only to payment of any option exercise price when due) at any time prior to the date of termination as if all restrictions had lapsed and all events necessary to vest such rights had occurred; (3) in the case of Messrs. DeNovellis and Weinstein, the Company shall pay for the continuation of their medical, dental and life insurance coverage continuation for up to two years and, in the case of Messrs. McQuesten and Cohen, for up to one year; (4) for each such executive, the Company shall provide outplacement benefits and, in the case of Messrs. DeNovellis and Weinstein, automobile benefits for two years; and (5) for each such executive, the Company shall pay a gross-up payment.

    "Lump Sum Payment Amount" means an amount equal to (1) such executive's then current salary, plus (2) the maximum amount payable to such executive under all specified compensation bonus plans and arrangements for the fiscal year in which a termination occurs, plus (3) an amount equal to the value of the securities, cash or other property which were allocated to such executive's account in the ESOP for the fiscal year immediately preceding the fiscal year in which a termination occurs (which shall be in addition to any distribution from the ESOP to which such executive may be entitled).

    Immediately upon a change of control, each member of Senior Management will be entitled to all EKCO Shares which were granted, sold or optioned (subject only to the payment of any option exercise price when due) to such executive by the Company at any time prior to such change of control as if all restrictions had lapsed and all events necessary to vest such rights had occurred.

    After a change of control, and upon an event of a constructive termination or termination by the Company of such executive's employment without good cause of if such executive elects to terminate his employment after 6 months but within 24 months of the occurrence of a change of control of the Company (unless such change of control was approved by the resolution of the Company's board of directors with at least two-thirds of the directors serving as of May 25, 1995 (or June 12, 1995 for Mr. Cohen) voting in favor), then (1) in the case of Messrs. DeNovellis and Weinstein, the Company shall pay to such executive three times his respective Lump Sum Payment Amount and, in the case of Messrs. McQuesten and Cohen, two times his respective Lump Sum Payment Amount; (2) each such executive shall have all EKCO Shares which were granted, sold or optioned to him by the Company (subject only to payment of any option exercise price when due) at any time prior to the date of termination as if all restrictions had lapsed and all events necessary to vest such rights had occurred; (3) in the case of Messrs. DeNovellis and Weinstein, the Company shall pay medical, dental and life insurance coverage continuation for up to three years and, in the case of Messrs. McQuesten and Cohen, for up to two years; (4) for each such executive, the Company shall provide outplacement benefits and, in the case of Messrs. DeNovellis and Weinstein, automobile benefits for three years; and (5) for each such executive, the Company shall pay a gross-up payment (collectively, the "Severance Benefits").

    The employment agreements for each of the members of Senior Management (other than Mr. Cohen) also require the Company to provide to each such executive an irrevocable letter of credit in an amount at least equal to, in the case of Messrs. DeNovellis and Weinstein, the greater of four times annual base salary or the amount necessary to fund the Severance Benefits and, in the case of Mr. McQuesten, the greater of two and one-half times annual salary or the amount necessary to fund the Severance Benefits in order to assure prompt payment of amounts due to such executive upon termination and in each case, in an amount necessary to secure the Company's obligations under any stock appreciation rights plan or other equity-

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
linked plan. Further, each of such executives have agreed not to compete with the Company for, in the case of Messrs. DeNovellis and Weinstein, 24 months after the termination of such executive's employment and, in the case of Messrs. McQuesten and Cohen, 12 months thereafter.

    On August 15, 1999, ten days after the announcement of this Officer (assuming the tender offer is not discontinued by August 15), a change of control under the agreements will be deemed to have occurred and will result in Messrs. Sherman, DeNovellis, Weinstein, McQuesten and Althoff receiving certain benefits. See "Certain Transactions--Arrangements with Executive
Officers--Employment Contracts and Agreements" in the Schedule 14D-9.

    SEVERANCE POLICY

    The Company's post-change of control severance policy provides that each exempt employee whose employment is terminated, whose duties or responsibilities are substantially diminished, or who is directed to relocate within 12 months after such change of control will receive salary continuation benefits for a period of months determined by dividing his or her then yearly salary by $10,000, limited to no more than 12 months. This policy does not apply to any employee of the Company who is a party to a contractual commitment with the Company that provides him or her with greater than 12 months salary, severance payment or salary continuation upon his or her termination in the event of a change of control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    ESOP LOANS; REPURCHASE OF SERIES B ESOP PREFERRED STOCK AND COMMON STOCK FROM ESOP. The Company loaned $6.9 million to the ESOP since fiscal 1989 to purchase an aggregate of 1.8 million shares of ESOP Preferred Stock and 1 million shares of EKCO Common Stock. As of December 31, 1998, ESOP plan year-end, the Company repurchased 127,109 shares of ESOP Preferred Stock and 593,359 shares of EKCO Common Stock held by the ESOP and not allocated to the accounts of participants (which amounted to approximately 34.5% of the shares held by the ESOP and 3.6% of all then-outstanding shares of the Company) in exchange for forgiveness of the remaining loan from the Company to the ESOP of approximately $3.2 million.

    CERTAIN BUSINESS RELATIONSHIPS--LEGAL COUNSEL. Kenneth J. Novack, a director of and consultant to the Company, served as a member of the law firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. during Fiscal 1998 until August 1998, when he became Of Counsel to the firm. The firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. has served as outside legal counsel to the Company since 1988, and Mr. Novack also served as outside legal counsel to the Company from 1988 until August 1998.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires directors, executive officers and persons who beneficially own more than 10% of the Company's equity securities to file with the Securities and Exchange Commission (the "Commission") initial reports of ownership and reports of changes in ownership of the Company's stock with the Commission and the exchange on which the EKCO Common Stock is listed. These reporting persons are required by regulations of the Commission to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on a review of the forms furnished to the Company and written representations from the reporting persons, the Company believes that all
Section 16(a) filing requirements applicable to its executive officers and directors were complied with during Fiscal 1998, except, through oversight, two transactions on Form 4 to report open market purchases made in February and October 1998 by Michael G. Frieze, a director. A Form 5 filed in February 1999 covered these transactions.

CHANGE IN CONTROL

    The Offer, if consummated, will result in a change of control of the Company. See "Arrangements with Parent, Purchaser or their Affiliates--The Offer".

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